Exhibit 2.1

Execution Copy

SHARE PURCHASE AGREEMENT
among
SYNNEX CORPORATION
and
DATATEC LIMITED
and
DATATEC PLC

Dated as of June 5, 2017

-i-

-ii-

SCHEDULES
Schedule A – Target Subsidiaries and Shares
Schedule B – Irrevocable Undertaking Individuals
Schedule C – Key Employees
Schedule D – Knowledge of the Seller
Schedule E – Seller’s Third Party Consents
Schedule F – Required Third Party Consent and Waivers
Schedule G – Intercompany Contracts to Terminate
Schedule H – Commercial Contracts to Terminate or Assign
Schedule I – Lender Consents
Schedule 2.02 – Purchase Price Allocation
Schedule 2.05 – Illustration of Purchaser’s Payment Obligations at Closing
Schedule 5.07(c) – Purchaser’s Termination Costs

-iii-

DISCLOSURE LETTER
EXHIBITS

Exhibit A – Supply Agreement
Exhibit B – Investor Rights’ Agreement
Exhibit C – Transition Services Agreement
Exhibit D – Cooperation Agreement
Exhibit E – Cloud Services Software Agreement
Exhibit F – Side Letter
Exhibit G – Master Real Estate License Agreement
Exhibit H –Trademark License Agreement

-iv-

SHARE PURCHASE AGREEMENT
This SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of June 5, 2017, among Datatec Limited, a public company organized and existing under the laws of the Republic of South Africa (“Parent”), Datatec PLC, a public limited company organized and existing under the laws of the United Kingdom, and a wholly-owned subsidiary of Parent (“UK Parent Subsidiary,” and together with Parent, the “Seller Entities”), and SYNNEX Corporation, a Delaware corporation (the “Purchaser”).
WHEREAS, Parent owns all of the issued and outstanding shares of Westcon Emerging Markets Group (Pty) Limited, a company incorporated in the Republic of South Africa (the “SA Company”);
WHEREAS, UK Parent Subsidiary owns all of the issued and outstanding shares of Westcon Group, Inc., a company incorporated in the State of Delaware, and a wholly-owned subsidiary of UK Parent Subsidiary (“US Parent Subsidiary”);
WHEREAS, the SA Company and the US Parent Subsidiary (collectively, the “Company”) directly and through the Subsidiaries and Affiliates listed in Section 3.02(b) of the Disclosure Letter, are engaging in the Business;
WHEREAS, the US Parent Subsidiary, after giving effect to the Internal Reorganization, will own either directly or indirectly all of the issued and outstanding shares of the entities listed on Schedule A (the “Target Subsidiaries”);
WHEREAS, the Seller Entities wish to sell or cause to be sold to the Purchaser, and the Purchaser wishes to purchase from the Seller Entities, certain shares of each of (a) the SA Company, (b) Westcon Group European Holdings, Limited, a company organized and existing under the laws of the United Kingdom (the “UK Subsidiary”) and (c) the US Parent Subsidiary, upon the terms and subject to the conditions set forth herein;
WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, the Persons listed on Schedule B have entered into undertakings with the Purchaser;
WHEREAS, the Seller Entities agree to undertake the Internal Reorganization prior to completion of the sale of the Shares to the Purchaser. The parties recognize that the Internal Reorganization is an integral part of the transaction. As a result of this Agreement, the Seller Entities form a binding commitment to undertake the Internal Reorganization, provided all other closing conditions are satisfied.
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, and covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS
SECTION 1.01    Certain Defined Terms. For purposes of this Agreement:
“Accounting Principles” mean the accounting principles, methods and policies used by Parent and its Subsidiaries in the preparation of its audited financial statements, and in accordance with IFRS.
“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.
“Adverse Recommendation Change” means the board of directors of the Parent whether, pursuant to section 9.21(d) of the Listings Requirements or otherwise, either (i) does not unanimously recommend the Transaction to shareholders of Parent, (ii) does not favorably opine on the Transaction (or any aspect thereof, including, inter alia, the consideration payable) unanimously, or (iii) recommends an alternative transaction.
“Affiliate” means, with respect to any specified Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.
“Ancillary Agreements” means the Supply Agreement, the Investor Rights’ Agreement, the Transition Services Agreement, the Cooperation Agreement, the Cloud Services Software Agreement, the Master Real Estate License Agreement, the Side Letter, and the Trademark License Agreement; provided, however, that in the event of the Cash Election, the Investor Rights’ Agreement shall not be included in the definition of Ancillary Agreements.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the FTC Act, as amended, the HSR Act, the South African Competition Act, 1998, and all other Laws regulating or governing merger control matters or conduct having the purpose or effect of restraint of trade or substantial lessening of competition.
“Average Purchaser Closing Price” means an amount equal to the volume-weighted average of the per share trading prices of common stock of the Purchaser for the twenty (20) consecutive trading days ending on the trading day that is the second trading day prior to the Closing Price Notice Date.
“Average Purchaser Trading Price” means $109.67 per share.
“Business” means the business of selling, as a distributor to system integrators, resellers, retailers and mobile and fixed line service providers, the following products and services: personal computers, printers, monitors and related computer peripherals, computer systems, computer components, gaming products, consumer electronics, computer software, mobile phones and tablets, security, collaboration, networking, virtualization and data center software and hardware products, and related training. Notwithstanding the foregoing, the “Business” and any “business or activity that competes with the Business” shall not include sales of such products or services as a reseller, systems integrator, research or consulting services provider, or cloud services as a reseller or systems integrator or cloud platform provider (including the current operations of the Blue Sky Platform and the current operations of the businesses and subsidiaries retained by Parent after the Closing other than the US Parent Subsidiary and the Target Subsidiaries) upon Closing.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in San Francisco, California or in Johannesburg, Republic of South Africa.
“CFIUS” means the Committee on Foreign Investment in the United States.
“CFIUS Clearance” means (i) the parties to this Agreement shall have received a written notification issued by CFIUS that the transactions contemplated by this Agreement are not covered transactions and not subject to review under Section 721; (ii) the parties to this Agreement shall have received a written notification issued by CFIUS that it has concluded its review or investigation under Section 721 and has determined that there are no unresolved national security issues with respect to the transactions contemplated by this Agreement; or (iii) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then (A) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (B) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after 15 days from the date the President received such report from CFIUS.
“Circular” means the circular to be sent by the Parent to its shareholders in connection with the Transaction.
“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.
“Companies Regulations” means the Companies Regulations, 2011 published in terms of section 223, and item 14 of Schedule 5, of the South African Companies Act.
“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.
“Company IP Agreements” means all Contracts containing a license, sublicense, right to use, covenant not to be sued, immunity from suit, option, right of first refusal, right of first offer or other similar right with respect to any Intellectual Property, including, as of the Closing Date, the Trademark License Agreement.
“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders).
“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor.

“Disclosure Letter” means the Seller Entities’ disclosure letter, dated as of the date of this Agreement.
“Employee” means each individual, who is an employee of the US Parent Subsidiary or the Target Subsidiaries.
“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, adverse claim of title, ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security or the transfer of any security or other asset, or the use of any asset for its intended purpose) other than those non-exclusive licenses of, or options to license, Intellectual Property.
“Environmental Law” means any Law, consent decree or judgment, relating to (a) pollution (or the cleanup thereof) or the protection of natural resources, human health or safety, or the environment, including air, soil, surface water, ground water or subsurface strata; or (b) human exposure to any petroleum, petroleum products, petroleum by-products or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or any chemical, material or substance defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste under clause (a) of this definition.
“Environmental Permit” means any material permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means with respect to an entity, any other entity that, together with such first entity, would be treated as a single employer under Section 414(b) or (c) of the Code.
“Exchange Control” means the Financial Surveillance Department of the South African Reserve Bank responsible for the administration of exchange control on behalf of the South African Minister of Finance or an officer of the South African National Treasury who, by virtue of the division of work in the South African National Treasury, deals with the matter on the authority of the Minister of Finance.
“Exchange Control Regulations” means the Exchange Control Regulations, 1961, made in terms of the South African Currency and Exchanges Act, 1933 and (including any applicable directive and rulings of Exchange Control and the South African National Treasury).
“Exon-Florio” means the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. § 4565, as amended.
“Fraud” means an act in the making of a representation or warranty contained in this Agreement, committed by a Person making such representation or warranty, with intent to deceive another Person, and to induce such other Person, to enter into this Agreement and requires (a) a false representation of material fact made herein; (b) knowledge that such representation is false; (c) an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it and an intention to deceive such Person; (d) causing that Person, in justifiable reliance upon such false representation and with ignorance to the falsity of such representation, to take or refrain from taking action; and (e) causing such Person to suffer damage by reason of such reliance.
“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis.
“Governmental Authority” means any federal, national, foreign, international, multinational, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction and, for the avoidance of doubt, shall include the JSE.
“Governmental Order” means any order, writ, judgment, injunction, decree, decision, stipulation, determination, verdict, award, settlement agreement, ruling or similar action enacted, adopted, promulgated or entered by or with any Governmental Authority.
“Gross Profit” means the gross profit in U.S. Dollars of the US Parent Subsidiary and the Target Subsidiaries, calculated (and converted into U.S. Dollars, as applicable) in accordance with the Seller Entities, the US Parent Subsidiary and the Target Subsidiaries’ past practice and Accounting Principles. Gross Profit shall be determined with respect to the US Parent Subsidiary and the Target Subsidiaries’ business on a supplier basis, including all suppliers represented by the US Parent Subsidiary and the Target Subsidiaries as of the Closing Date (including historical suppliers for which no active projects exist as of the Closing Date). Gross Profit shall not include sales of Existing Purchaser Suppliers through the Purchaser but shall include sales of Existing Purchaser Suppliers through the US Parent Subsidiary and the Target Subsidiaries. “Existing Purchaser Suppliers” means existing suppliers, as of the Closing Date, of the Purchaser.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.
“IFRS” means the International Financial Reporting Standards, International Accounting Standards and interpretations of those standards issued by the International Accounting Standards Board and the International Financial Reporting Standards Interpretations Committee and their predecessor bodies.
“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, including bank borrowings and other short or long term obligations, including any amounts owed under any bridge loans, (b) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (c) amounts capitalized as liabilities as a lessee under capital leases, (d) deferred purchase price of goods or services (other than trade payables or accruals in the ordinary course of business), (e) all guarantees by such Person of obligations of others for borrowed money, (f) all reimbursement obligations of such Person under letters of credit or related reimbursement agreement to the extent such letters of credit have been drawn, and (g) all liabilities of such Person for accrued but unpaid interest and for unpaid prepayment penalties or premiums payable in connection with retirement or prepayment of such liabilities and obligations as of the Closing.
“Intellectual Property” means (a) patents and patent applications; (b) trademarks, service marks, trade names, trade dress and Internet domain names, together with the goodwill associated exclusively therewith; (c) copyrights, including copyrights in computer software; (d) registrations and applications for registration of any of the foregoing clauses (a) through (c); and (e) all proprietary, confidential and/or non-public information, including trade secrets.
“Internal Reorganization” means (i) those certain corporate, tax and commercial reorganizations, including the share buy-back and cancellation of part of the shares in the US Parent Subsidiary, the transfer of IT assets, and the other transactions to be conducted by the Seller Entities, the Company and the Target Subsidiaries prior to the Closing, as set forth in the Step Plan set forth in Section 1.1 of the Disclosure Letter; (ii) the transfer of certain trademark rights and accompanying trademark registrations and applications from US Parent Subsidiary to a Subsidiary of UK Subsidiary, and (iii) the assignment of certain Contracts to UK Subsidiary, SA Company or any of their Affiliates as of the Closing Date; provided, however, that in no event will the transfers and assignments in clauses (i) through (iii) hereof include assets or Contracts which are used primarily for the benefit of the Business in the Target Markets or necessary for the conduct and continued operation of the Business in the Target Markets following Closing in substantially the same manner as conducted prior to the Closing, excluding assets or Contracts which are provided to Purchaser or its Subsidiaries after the Closing pursuant to the Ancillary Agreements.
“JSE” means JSE Limited, a public company organized and existing under the laws of the Republic of South Africa under registration number 2005/022939/06 and licensed as a securities exchange under the South African Financial Markets Act, 2012.
“Knowledge of the Seller Entities” means the actual knowledge of the individuals listed on Schedule D, after reasonable inquiry.
“Law” means any federal, national, foreign, international, multinational, supranational, state, provincial or local statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).
“Leased Real Property” means the real property leased by the Company or any of its Subsidiaries, in each case, as tenant, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements located thereon, all fixtures, systems, equipment and items of personal property of the Company or any of its Subsidiaries attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.
“Licensed Intellectual Property” means all Intellectual Property that the Company or any of its Subsidiaries is licensed to use pursuant to the Company IP Agreements.
“Listings Requirements” means the listing requirements of the JSE, as amended from time to time.
“LTIP” means the Westcon Group, Inc. Long Term Incentive Plan.

“made available” means that Seller Entities have posted such information, data and materials to the electronic datasite hosted by Intralinks and used by the parties in connection with the Transaction (“Seller Data Room”) managed by Seller Entities and accessible to Purchaser at least two (2) Business Days prior to the date of this Agreement.
“Material Adverse Effect” means, with respect to any entity or group of entities, any effect, change, event, occurrence, circumstance or development (each a “Change” and collectively, “Changes”) that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, assets, properties, financial condition or results of operations of such entity or group of entities taken as a whole; provided, however, that to the extent any Change is caused by, results from or is attributable to any of the following, it shall not be taken into account when determining whether there has been or would reasonably be expected to be a Material Adverse Effect on such entity or group of entities, taken as a whole: (a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or economic conditions in the global economy generally, to the extent such conditions do not affect the entity or group of entities, taken as a whole, in a materially disproportionate manner when compared to other companies in the industry in which the entity or group of entities, taken as a whole, primarily operates; (b) conditions (or changes in such conditions) in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, in all cases to the extent such conditions do not affect the entity or group of entities, taken as a whole, in a materially disproportionate manner when compared to other companies in the industry in which the entity or group of entities, taken as a whole, primarily operates; (c) conditions (or changes in such conditions) in the industry in which the entity or group of entities, taken as a whole, conducts business, to the extent such conditions do not affect the entity or group of entities, taken as a whole, in a materially disproportionate manner when compared to other companies in the industry in which the entity or group of entities, taken as a whole, primarily operates; (d) political conditions (or changes in such conditions) in the United States or any other country or region in the world, to the extent such conditions do not affect the entity or group of entities, taken as a whole, in a materially disproportionate manner when compared to other companies in the industry in which the entity or group of entities, taken as a whole, primarily operates; (e) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world, to the extent the same do not affect the entity or group of entities, taken as a whole, in a materially disproportionate manner when compared to other companies in the industry in which the entity or group of entities, taken as a whole, primarily operates; (f) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world, to the extent the same do not affect the entity or group of entities, taken as a whole, in a materially disproportionate manner when compared to other companies in the industry in which the entity or group of entities, taken as a whole, primarily operates; (g) any failure by the entity or group of entities, taken as a whole, to meet any estimates or expectations for the revenue, earnings or other financial performance or results of operations of the entity or group of entities, taken as a whole, for any period, or any failure by the entity or group of entities, taken as a whole, to meet their internal budgets, plans or forecasts of their revenues, earnings or other financial performance or results of operations (it being understood that the cause or causes of any such failure that are not otherwise excluded from the definition of Material Adverse Effect may be considered either alone or in combination with other events to constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred); (h) the public announcement or pendency of the Transaction arising from the identity of Purchaser; provided that this provision shall not apply with respect to the representations or warranties contained in Section 3.04 and Section 3.05; (i) compliance with the terms of, and taking any action required by, this Agreement, or taking or not taking any actions at the written request of, or with the written consent of, Purchaser; and (j) changes in any applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement thereof (except to the extent that the entity or group of entities, taken as a whole, are disproportionately affected thereby as compared with other participants in the industry in which the entity or group of entities, taken as a whole, operates; provided, further, that with respect to a Material Adverse Effect on the Company and its Subsidiaries, the fact of the Internal Reorganization shall not constitute a Material Adverse Effect, but any resulting adverse consequences thereof may be taken into consideration in determining a Material Adverse Effect on the Company and its Subsidiaries.
“Non-Compete Period” means the period beginning on the Closing and ending on the fifth (5th) anniversary of Closing; provided that, in the case of Business or customers, as applicable, located in the European Union, such period shall end on the third (3rd) anniversary of Closing.
“Non-Solicit Period” means the period beginning on the Closing and ending on the fourth (4th) anniversary of Closing; provided that, in the case of employees located in the European Union, such period shall end on the third (3rd) anniversary of Closing.
“Ordinary Course” means, with respect to the Seller Entities, the Company and its Subsidiaries, the conduct of the business of such Person in the ordinary course, consistent with past practice of such Person.
“Owned Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.
“Owned Real Property” means the real property owned by the Company or any of its Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon, all fixtures, systems, equipment and items of personal property of the Company or any of its Subsidiaries attached or appurtenant thereto and all easements, licenses, rights and appurtenances relating to the foregoing.
“Parent Board” means the board of directors of Parent.
“Parent Shareholder Approval” means the approval of the Transaction by the shareholders of Parent.
“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or delinquent or for those Taxes set forth in Section 3.16(b) of the Disclosure Letter the validity or amount of which is being contested in good faith by appropriate proceedings; (b) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (c) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable law; (d) statutory liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for labor, materials or supplies and other like liens; (e) any Encumbrances that would be set forth in any title policies, endorsements, title commitments, title certificates and/or title reports relating to the Company’s or any of its Subsidiaries interests in real property and any zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, in each case, which individually or in the aggregate do not materially impair the present use of any of the properties or assets of the Company or its Subsidiaries; (f) all covenants, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances and other similar matters of record set forth in any state, local or municipal recording or like office which do not interfere with the present use of any of the properties or assets of the Company or its Subsidiaries; (g) minor encroachments including but not limited to foundations and retaining walls; and (h) minor variations, if any, between tax lot lines and property lines.
“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.
“Purchase Price Bank Account” means a bank account to be designated by the Seller Entities in a written notice to the Purchaser at least five (5) Business Days prior to the Closing Date.
“Registered” means issued by, registered or filed with, renewed by or the subject of a pending application before any Governmental Authority or Internet domain name registrar.
“Restrictive Legend” means a legend stating the following:
The securities evidenced by this certificate have been issued and sold without registration under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States (a “State Act”) in reliance upon certain exemptions from registration under said acts. The securities evidenced by this certificate are subject to an Investor Rights’ Agreement with certain restrictions on transfer, and further cannot be sold, assigned or otherwise transferred within the United States unless such sale, assignment or other transfer is (i) made pursuant to an effective registration statement under the Securities Act and in accordance with each applicable State Act or (ii) exempt from, or not subject to, the Securities Act and each applicable State Act.
“Section 721” means Section 721 of the Defense Production Act of 1950 (50 U.S.C. App. § 2170).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Shrink-Wrap Agreements” means “shrink-wrap” and “click-wrap” licenses and licenses concerning generally commercially available software.

“South African Companies Act” means the South African Companies Act of 2008, as amended.
“Subsidiary” means any corporation, partnership, limited partnership, limited liability company, limited liability partnership, or other entity in which such Person, directly or indirectly, owns or controls more than 50% of the voting power or other ownership interests.
“Superior Proposal” means a bona fide written Competing Transaction Proposal that the Parent Board concludes in good faith is for consideration that is at least $15.0 million greater than the Purchase Price.
“Target Markets” means North America and Latin America.
“Tax” or “Taxes” means any and all income, capital, capital gains, franchise, withholding, windfall profits, transfer, stamp, property, excise, net worth and similar taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.
“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority, or provided for under applicable Law, with respect to Taxes.
“Transaction Expenses” means all costs, fees and expenses incurred or to be incurred by a party or on its behalf on or before the Closing in connection with the preparation, negotiation, execution and delivery of this Agreement, and the transactions contemplated hereby, including fees and disbursements of investment bankers, attorneys, accountants and other consultants, advisors and service providers, which, for the avoidance of doubt, shall not include Change in Control Payments.
“Transfer Agent” means Computershare, Inc.
“WARN” means the Worker Adjustment and Retraining Notification Act and any equivalent foreign, state or local Law.

SECTION 1.02    Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location
“AAA”	8.13
“Acceleration”	2.05(a)
“Agreement”	Preamble
“Anti-Money Laundering Laws”	3.20(c)
“Approval Notice”	2.03(b)(iv)
“Arbitration”	8.13
“Balance Sheet Date”	3.06(a)
“Calculation Statement”	2.03(b)(ii)
“Cash Election”	2.02(b)
“Change in Control Payments”	3.14(e)
“Closing”	2.05(a)
“Closing Cash Payment”	2.02(a)
“Closing Date”	2.05(a)
“Closing Incentive Payout”	2.05(b)
“Closing Payment”	2.02
“Closing Price Notice Date”	2.02(b)
“Closing SARs Payout” 2	2.05(a)
“Cloud Services Software Agreement”	6.02(g)
“COBRA”	3.14(h)
“Combined Calculation Statement”	2.03(b)(iii)
“Company”	Recitals
“Competing Transaction Proposal”	5.04(a)
“Confidentiality Agreement”	5.03
“Continuing Employees”	5.12(a)
“Cooperation Agreement”	6.02(f)
“Draft Voluntary Notice”	5.05(c)
“Earnout Amount”	2.03(a)
“Earnout Dispute Notice”	2.03(c)(ii)
“Earnout Period”	2.03(a)(i)
“Employees Closing Payout” 2	2.05(b)
“Financial Statements”	3.06(b)
“Independent Accountants”	2.03(c)(ii)
“International Plan”	3.14(a)
“Investor Rights’ Agreement”	6.02(d)
“Joint Voluntary Notice”	5.05(c)
“Key Employees”	5.12(a)
“Latin America Earnout Amount”	2.03(a)(ii)
“Major Customer”	3.21
“Major Vendor”	3.21
“Master Real Estate License Agreement”	6.02(i)
“Material Contracts”	3.17(a)

Definition	Location
“North America Earnout Amount”	2.03(a)(ii)
“Outstanding SARs”	2.05(a)
“Parent”	Preamble
“Participant”	2.05(b)
“PII”	5.05(c)
“Plans”	3.14(a)
“Purchase Price”	2.02
“Purchaser”	Preamble
“Purchaser Benefit Plans”	5.12(a)
“Purchaser Common Stock”	2.02
“Purchaser SEC Reports”	4.08
“Representatives”	5.04(a)
“SA Company”	Recitals
“SA Financial Statements”	3.06(b)
“SAR Earnout Payment”	2.05(c)
“Sanctions”	3.20(d)(i)
“Seller Entities”	Preamble
“Shares”	2.01
“Side Letter”	6.02(h)
“Specified Date”	5.04(c)
“Supply Agreement”	6.02(c)
“Surviving Provisions”	7.02
“Target Subsidiaries”	Recitals
“Target Subsidiary Shares”	3.03(a)
“Tax Authority”	3.16(d)
“Termination Date”	7.01
“Trademark License Agreement”	6.02(j)
“Transaction”	2.01
“UK Parent Subsidiary”	Preamble
“UK Subsidiary”	Preamble
“U.S. Plan”	3.14(a)
“US Financial Statements”	3.06(a)
“US Parent Subsidiary”	Preamble
“US Parent Subsidiary Equity Award Value”	2.05
“USA Patriot Act”	3.20(c)
“Vested SAR”	2.05(a)
“Viruses”	3.12(l)

SECTION 1.03    Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or that the context otherwise requires:
(a)    when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement;

(b)    the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;
(c)    whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;
(d)    the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;
(e)    all terms defined in this Agreement have the defined meanings when used in any certificate or other document delivered or made available pursuant hereto, unless otherwise defined therein;
(f)    the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;
(g)    references to a Person are also to its successors and permitted assigns;
(h)    references to sums of money are expressed in lawful currency of the United States of America, and “$” refers to U.S. dollars; and
(i)    any time deadlines contained in this agreement, and any dates presented herein, shall be calculated using Pacific Time.
ARTICLE II

PURCHASE AND SALE
SECTION 2.01    Purchase and Sale of the Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller Entities shall sell to the Purchaser, and the Purchaser shall purchase from the Seller Entities, (a) shares of the US Parent Subsidiary representing 100% of the issued and outstanding shares of US Parent Subsidiary as of the Closing Date, (b) shares of the SA Company representing 10% of the issued and outstanding shares of the SA Company as of the Closing Date, and (c) shares of the UK Subsidiary representing 10% of the issued and outstanding shares of the UK Subsidiary as of the Closing Date (the “Shares”), in each case after giving effect to the Internal Reorganization and simultaneously therewith, UK Parent Subsidiary shall acquire the Purchaser Common Stock (subject to Section 2.02(b)) (collectively, the “Transaction”). Notwithstanding anything else in this Agreement, in connection with the Transaction, (i) Purchaser, the US Parent Subsidiary and the Target Subsidiaries shall not assume and shall not be responsible to pay, perform or discharge any liability, obligation or commitments of any nature related to any assets owned by the Seller Entities or related to any Contracts of the Seller Entities or with respect to any employees or consultants of the Seller Entities unless with respect to assets and Contracts, such assets or Contracts are used primarily for the benefit of the Business in the Target Markets and (ii) Purchaser, the US Parent Subsidiary and the Target Subsidiaries shall have no liability for any Taxes or other liabilities, expenses or other amounts related to the Internal Reorganization. For the avoidance of doubt, Taxes related to the Internal Reorganization shall be determined taking into account any tax attribute (including net operating losses, net capital losses, investment tax credits, foreign tax credits, charitable deductions or any other credit or tax attribute) available for use on any Tax Return on which any income or gain resulting from the Internal Reorganization is reported.

SECTION 2.02    Purchase Price.
(a)    Purchase Price. The aggregate consideration for the Shares shall consist of: (i) at Closing, $130 million in cash (the “Closing Cash Payment”), (ii) at Closing, 4,559,132 shares of Purchaser’s common stock, par value $0.001 per share, representing 10.25% of Purchaser’s common stock as of the date hereof, after giving effect to such issuance and validly issued and outstanding, fully paid, nonassessable, free and clear of all Encumbrances other than the transfer and other restrictions set forth in the Investor Rights’ Agreement and pursuant to any State or federal securities Laws (the “Purchaser Common Stock”), and (iii) if earned, the Earnout Amount calculated and payable in accordance with the provisions of Section 2.03 (the purchase price consisting of the items listed in (i), (i), and (iii) above shall be hereinafter referred to as the “Purchase Price”, and the items listed in (i) and (ii) above shall be hereinafter referred to as the “Closing Payment”). The Purchase Price shall be allocated between the Shares as set forth in Section 2.02 of the Disclosure Letter.
(b)    Cash Election. Notwithstanding anything to the contrary set forth in Section 2.02(a)(ii), in the event that on the date that the last of the conditions set forth in Section 6.01(a), Section 6.01(b), Section 6.02(k) and Section 6.03(t) has been fulfilled or waived in writing (the “Closing Price Notice Date”), the Average Purchaser Closing Price is greater than the Average Purchaser Trading Price by 3.75% or more, the Purchaser may elect, by providing irrevocable written notice thereof to the Seller Entities (the “Cash Election”), to pay the entire Closing Payment in an amount of $630,000,000 in cash, rather than paying a portion of it with the Purchaser Common Stock.  The Cash Election shall be delivered to the Seller Entities pursuant to the notice provisions contained in Section 8.02 not later than the earlier of (x) three (3) Business Days following the Closing Price Notice Date or (y) the Business Day prior to the date that the Closing would otherwise be required to occur pursuant to Section 2.04.
SECTION 2.03    Earnout Amount
(a)    Earnout Amount. An earnout amount (the “Earnout Amount”) shall be due and payable after the Closing to the UK Parent Subsidiary as follows:
(i)    If the aggregate Gross Profit, during the twelve-month period ending February 28, 2018 (the “Earnout Period”) is less than or equal to $202 million, the Earnout Amount shall be $0.
(ii)    If the aggregate Gross Profit, during the Earnout Period exceeds $202 million, then the Earnout Amount shall equal the sum of (x) $5 multiplied by the amount of Gross Profit of the US Parent Subsidiary and those Target Subsidiaries in North America in excess of $122 million (the “North America Earnout Amount”) and (y) $5 multiplied by the amount of Gross Profit of the Target Subsidiaries in Latin America in excess of $80 million (the “Latin America Earnout Amount”); provided, however, that the aggregate Earnout Amount shall not exceed $200 million, and provided, further, that the North America Earnout Amount shall not exceed $120 million and the Latin America Earnout Amount shall not exceed $80 million.
(b)    Determination of the Earnout Amount. The Earnout Amount shall be calculated as follows:
(i)    Not more than thirty (30) calendar days following the Closing Date, the Seller Entities shall provide to the Purchaser, pro forma financial information for the period starting on March 1, 2017 and ending on the Closing Date (or if the Closing Date does not occur on the last day of a calendar month, then ending on the last day of the previous calendar month), assuming the Internal Reorganization had been complete on February 28, 2017. The Seller Entities shall, upon request, make available to Purchaser all books and records in their possession relating to the calculation of the Earnout Amount for the portion of the Earnout Period occurring prior to the Closing Date.
(ii)    No later than thirty (30) calendar days after the end of the each calendar quarter following the Closing Date, the Purchaser shall deliver to the Seller Entities a written statement setting forth its determination of the Gross Profit of the Target Subsidiaries for the previous quarter, setting forth in reasonable detail the calculation of the Gross Profit, including an itemization of all constituent elements of Gross Profit (each, a “Calculation Statement”).
(iii)    No later than April 30, 2018, the Purchaser shall deliver to the Seller Entities a written statement setting forth its determination of the Gross Profit of the US Parent Subsidiary and the Target Subsidiaries for the Earnout Period and the calculation of the Earnout Amount for the Earnout Period, setting forth in reasonable detail the calculation of the Gross Profit, including an itemization of all constituent elements of Gross Profit (the “Combined Calculation Statement”).
(iv)    The Seller Entities may confirm, by written notice to the Purchaser, that they agree with the calculation of the Gross Profit and Earnout Amount for the Earnout Period contained in the Combined Calculation Statement (the “Approval Notice”).
(c)    Audit; Dispute Resolution.
(i)    For a period of thirty (30) calendar days after the receipt of the Combined Calculation Statement, unless an Approval Notice has been delivered, the Purchaser shall, upon request, make available during normal business hours all books and records related to the Calculation Statement and executive officers of the Purchaser and its Affiliates (or other personnel at the discretion of the Purchaser), for review by the Seller Entities and their accountants, subject to the terms of the Confidentiality Agreement.
(ii)    In the event that the Seller Entities dispute the Purchaser’s calculation of the Gross Profit set forth in the Combined Calculation Statement, the Seller Entities shall notify the Purchaser in writing (an “Earnout Dispute Notice”) within thirty (30) calendar days following the Seller Entities’ receipt of the Combined Calculation Statement of the amount, nature and basis of such dispute. The Seller Entities and the Purchaser shall first endeavor to resolve such dispute among themselves. If the Seller Entities and the

Purchaser are unable to resolve the dispute within thirty (30) calendar days following the receipt of an Earnout Dispute Notice, such dispute shall be submitted to an independent certified public accountant (the “Independent Accountants”) with international offices mutually appointed by the Seller Entities and the Purchaser, other than the Seller Entities’ or their Affiliates’ accountants or the Purchaser’s or its Affiliates’ accountants.
(d)    Fees of the Independent Accountants. The Seller Entities, on the one hand and the Purchaser, on the other hand, shall split equally the fees of the Independent Accountants; provided, however, that (i) in the event the Independent Accountant’s final determination of the Earnout Amount exceeds the Earnout Amount alleged by Purchaser in Purchaser’s Combined Calculation Statement by more than 20% of the Earnout Amount set forth in such Combined Calculation Statement, Purchaser shall pay 100% of the fees of the Independent Accountants, and (ii) in the event the Independent Accountant’s final determination of the Earnout Amount is less than the amount of the Earnout Amount alleged by the Seller Entities in Seller Entities’ Earnout Dispute Notice by more than 20% of the Earnout Amount set forth in such Earnout Dispute Notice, the Seller Entities shall pay 100% of the fees of the Independent Accountants, and (iii) in the event that neither or both (i) and (ii) hereof are true, the Seller Entities, on the one hand, and the Purchaser, on the other hand, shall split the fees equally.
(e)    Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable within thirty (30) calendar days (or such other time as the Seller Entities, on the one hand, and the Purchaser, on the other hand, shall agree in writing) after their engagement, and their resolution of the applicable Earnout Dispute Notice shall be conclusive and binding upon the Seller Entities and the Purchaser with respect to any Calculation Statement or the Combined Calculation Statement, as applicable. The Independent Accountants will investigate only those items which are in dispute and will not assign a value to any item that is (i) greater than the greatest value for such item claimed by either Purchaser or the Seller Entities, or (ii) lower than the lowest value for such item claimed by either Purchaser or the Seller Entities.  The Independent Accountants’ determination will be based only upon written submissions by Purchaser and the Seller Entities, and not upon an independent review by the Independent Accountants.  Unless otherwise agreed, any meetings or proceedings deemed necessary by the Independent Accountants in order to resolve the matters referred to the Independent Accountants for determination will be conducted in New York, New York.
(f)    Payment of Earnout Payment. The Earnout Amount shall (i) be paid (x) within five (5) Business Days of the Approval Notice, if applicable, or (y) if there is an Earnout Dispute Notice, then within five (5) Business Days of the final determination of the Combined Calculation Statement by the Independent Accountants pursuant to clause (e) above; and (ii) be paid by wire transfer of immediately available funds to UK Parent Subsidiary. Any payments required under this Section 2.03 not paid within five (5) Business Days of the Approval Notice or final determination of the Independent Accountants shall bear interest beginning on the day that is six (6) Business Days following the Approval Notice or final determination of the Independent Accountants, at a rate per annum equal to the prime lending rate in effect at such time as published by Bank of America.
(g)    Conduct during the Earnout Period. During that portion of the Earnout Period that begins at Closing, Purchaser shall have complete control and sole and absolute discretion with respect to decisions regarding the US Parent Subsidiary and the Target Subsidiaries;

provided, however, that Purchaser agrees (i) to act in good faith and (ii) not to undertake, or fail to undertake, any action with the intent to impede the ability of UK Parent Subsidiary to earn the Earnout Amount or the intent to artificially decrease the Gross Profit to adversely affect the Earnout Amount payable to UK Parent Subsidiary. During that portion of the Earnout Period beginning on March 1, 2017 and ending on the Closing Date, the Seller Entities shall not, and cause their Subsidiaries not to, take any action outside the Ordinary Course or inconsistent with past practice with the intent to artificially increase Gross Profit.
(h)    Liquidated Damages. The parties hereby agree that in the event that Purchaser breaches its obligations set forth in Section 2.03(g) hereof, Purchaser shall pay $25,000,000 to UK Parent Subsidiary, as liquidated damages and not as a penalty. Such liquidated damages shall not, however, serve as a cap on damages for breach of Section 2.03(g), and UK Parent Subsidiary may seek and collect any damages that are proven to exceed the amount of any such liquidated damages received but in any event, not to exceed $200,000,000.
SECTION 2.04    Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Pillsbury Winthrop Shaw Pittman LLP, 2550 Hanover St., Palo Alto, California 94304 at 10:00 a.m. Pacific Time on the day that is two (2) Business Days following the date on which the conditions to the obligations of the parties hereto set forth in Article VI are satisfied or waived (other than conditions that by their nature are to be satisfied at the Closing, and subject to the satisfaction or waiver of such conditions) or at such other place or at such other time or on such other date as the Seller Entities and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).
SECTION 2.05    Treatment of Outstanding Equity Award.
For purposes of this Section 2.05, the following definition shall apply:
“US Parent Subsidiary Equity Award Value” means, as to each Stock Appreciation Right (“SAR”) under the Westcon Group, Inc. Stock Incentive Plan as in effect as of the date hereof (the “SAR Plan”), the Fair Market Value (as defined and determined pursuant to the SAR Plan), taking into account, if applicable, the Earnout Amount as finally determined pursuant to Section 2.03.
Vested SAR Awards; Long Term Incentive Plan Awards.
(a)    On the Closing Date, 50% of each unvested SAR outstanding immediately prior to the Closing shall vest (the “Acceleration”). The holder of each vested SAR on the Closing Date, after giving effect to the Acceleration (each, a “Vested SAR”) shall be entitled to receive from its employer at such time therefor an amount of cash (rounded down to the nearest whole cent), if any, equal to the product of (i) (A) the Vested SARs exercisable immediately prior to the Closing (“Outstanding SARs”) multiplied by (B) the excess, if any, of the US Parent Subsidiary Equity Award Value over the Redemption Price thereof (as defined in the applicable award agreement) of such Vested SAR immediately prior to the Closing (the “Closing SARs Payout”). Any unvested SAR immediately prior to the Closing which is not subject to Acceleration pursuant to the terms of this Section 2.05(a) shall be terminated in its entirety.

(b)    On the Closing Date, the LTIP shall terminate and the Seller Entities shall cause any performance criteria applicable to participants thereunder to be waived (any payment due thereunder, a “Closing Incentive Payout”, and collectively with the Closing SARs Payout, the “Employees Closing Payout”, and a participant in the LTIP, a “Participant”); provided, that, the Purchaser shall be responsible for the Employees Closing Payout (whether or not payable to employees of US Parent Subsidiary or of the Target Subsidiaries) in an aggregate amount not to exceed by more than $3,000,000 the accrual thereof reflected in the US Financial Statements, which in no event shall be deducted from the Purchase Price. An illustration of the Purchaser’s payment obligations at Closing, based on the assumptions described therein, is attached hereto as Schedule 2.05.
(c)    To the extent the holder of a Vested SAR remains in continuous employment with (x) either the Purchaser, the US Parent Subsidiary or the Target Subsidiaries or (y) the Seller Entities or any of their Subsidiaries, in each case, through the applicable date of payment or has been terminated without cause (as defined in the SAR Plan) by its employer after the Closing but prior to such applicable date of payment, if and when the Earnout Amount is payable in accordance with Section 2.03, such holder shall be paid an amount (the “SAR Earnout Payment”) equal to (1) the product of (A) such holder’s Outstanding SARs multiplied by (B) the excess, if any, of the US Parent Subsidiary Equity Award Value including the value of the Earnout Amount over the Redemption Price (as defined in the applicable award agreement) of such Vested SAR less the Closing SARs Payout. Purchaser shall be responsible for payment of the SAR Earnout Payment only in respect of Employees entitled to payment in respect of Vested SARS, and the Seller Entities shall be responsible for payment of the SAR Earnout Payment only in respect of employees entitled to payment in respect of Vested SARS who are not Employees.
(d)    As and when amounts become payable pursuant to this Section 2.05, Purchaser shall cause such amounts to be delivered to (i) the US Parent Subsidiary or any of the Target Subsidiaries or their payroll processing providers with respect to any holder of Vested SARs or Participant who is an Employee and (ii) to the Seller Entities or the applicable employer with respect to any holder of Vested SARs or Participants who are employed by an employer other than the US Parent Company or the Target Subsidiaries, to the extent such holder or Participant remains in continuous employment through the applicable date of payment or has been terminated without cause (as defined in the applicable plan or agreement) after the Closing but prior to such applicable date of payment, and in each case the applicable employer will disburse such payments, net of applicable Tax withholdings, to such holder or Participant. The portion of the SAR Earnout Payment received by a holder of Vested SARs under this Section 2.05(b) is intended to be a separate “payment” for purposes of Section 409A of the Code and the guidance and regulations thereunder.
SECTION 2.06    Payment of Cash; Issuance of Shares. At the Closing, and subject to the satisfaction of the conditions set forth in Article VI:
(a)    Seller Entities shall deliver or cause to be delivered to the Purchaser, share certificates evidencing the Shares duly endorsed in blank, or accompanied by instruments of transfer duly executed in blank;
(b)    Purchaser shall deliver to the Seller Entities, the Closing Cash Payment (or, if the Cash Election has been made, all of the Closing Payment pursuant to Section 2.02(b)) in cash by wire transfer in immediately available funds to the Purchase Price Bank Account, allocated between the Seller Entities as indicated on Section 2.02 of the Disclosure Letter; and
(c)    If there is no Cash Election, Purchaser shall cause the Transfer Agent to issue to UK Parent Subsidiary via book-entry transfer the Purchaser Common Stock, which shall contain the Restrictive Legend and as of the Closing Date, be validly issued and outstanding, fully paid, nonassessable, free and clear of all Encumbrances other than the transfer and other restrictions set forth in the Investor Rights’ Agreement and pursuant to any State or federal securities Laws.
ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE SELLER ENTITIES
The Seller Entities hereby represent and warrant to the Purchaser as follows, except as set forth in the sections or subsections of the Disclosure Letter which correspond in number to the sections and subsections of this Article III and shall also qualify each other section or subsection to the extent it is reasonably apparent on the face of such disclosure that such disclosure would qualify such other section or subsection:
SECTION 3.01    Organization, Authority and Qualification of the Seller Entities. Each of the Seller Entities is a company duly organized, validly existing and in good standing (to the extent such concepts are recognized under applicable Law) under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the Ancillary Agreements to which it is a party by each of the Seller Entities, the performance by the Seller Entities of its obligations hereunder and thereunder and the consummation by the Seller Entities of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of each of the Seller Entities, except for the Parent Shareholder Approval to be obtained prior to Closing. This Agreement has been duly executed and delivered by each of the Seller Entities, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes a legal, valid and binding obligation of each of the Seller Entities, enforceable against the Seller Entities in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity). When each Ancillary Agreement to which each of the Seller Entities is or will be a party has been duly executed and delivered by each of the Seller Entities (assuming due authorization, execution and delivery by the Purchaser), such Ancillary Agreement will constitute a legal, valid and binding obligation of each of the Seller Entities, enforceable against the Seller Entities in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

SECTION 3.02    Organization and Qualification of the Company; Subsidiaries.
(a)    Each of the US Parent Subsidiary and the SA Company is a company duly organized, validly existing and (to the extent such concepts are recognized under applicable Law) in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Each of the US Parent Subsidiary and the SA Company is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect on the US Parent Subsidiary and its Subsidiaries, taken as a whole.
(b)    Section 3.02(b) of the Disclosure Letter sets forth a true and complete list of all Subsidiaries of the Company which, together with the Company, conduct the Business in the Target Markets, listing for each Subsidiary, its name, type of entity, the jurisdiction of its incorporation or organization, its authorized share capital, partnership capital or equivalent, the number and type of its issued and outstanding shares, partnership interests or similar ownership interests, and the current ownership of such shares, partnership interests or similar ownership interests. All equity interests in the Subsidiaries held by the Company are free and clear of all Encumbrances, have been duly authorized and validly issued, and none of such equity interests has been issued in violation of any preemptive rights.
(c)    Other than the Subsidiaries or Persons listed on Section 3.02(b) of the Disclosure Letter, there are no other corporations, partnerships, joint ventures, associations or other entities conducting the Business in which the Company or any of its Subsidiaries owns, of record or beneficially, any direct or indirect equity or other interest or any right (contingent or otherwise) to acquire the same. Other than the Subsidiaries or Persons listed on Section 3.02(b) of the Disclosure Letter, neither the Company nor any of its Subsidiaries is a member of (nor is any part of the Business conducted through) any partnership nor is the Company or any of its Subsidiaries a participant in any other joint venture or similar arrangement.
(d)    Each Subsidiary of the Company is a company duly organized, validly existing and (to the extent such concepts are recognized under applicable Law) in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Each Subsidiary of the Company is duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary.

SECTION 3.03    Capitalization; Ownership of Shares.
(a)    As of the date hereof, 10,902,700 shares of common stock of the US Parent Subsidiary, par value $0.01 per share are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights, and there are no other shares of capital stock of the US Parent Subsidiary outstanding. As of the date hereof, 1,152 shares of common stock of the SA Company, no par value are issued and outstanding, all of which are validly issued and fully paid and were not issued in violation of any preemptive rights, and there are no other shares of the SA Company in issue. As of the date hereof, 6 shares of common stock of the UK Subsidiary, no par value are issued and outstanding, all of which are validly issued and fully paid and were not issued in violation of any preemptive rights, and there are no other shares of the UK Subsidiary outstanding. All of the shares of the Target Subsidiaries that are set forth on Section 3.02(b) of the Disclosure Letter (collectively, the “Target Subsidiary Shares”) are owned, and as of the Closing Date after giving effect to the Internal Reorganization will be owned as set forth on Schedule A, and are validly issued and fully paid and were not issued in violation of any preemptive rights, and there are no other shares of capital stock of the Target Subsidiaries outstanding. Other than as set forth on Section 3.03(a) of the Disclosure Letter, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the Shares or obligating either the Seller Entities or the Company to issue or sell any of the Shares, or any other equity interest in, the Company or its Subsidiaries, including the Target Subsidiaries. Other than as set forth in Section 3.03(a) of the Disclosure Letter, the Shares are owned of record and beneficially by the applicable Seller Entity or the US Parent Subsidiary free and clear of all Encumbrances.
(b)    Except as otherwise set forth in Section 3.03 of the Disclosure Letter, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments relating to the equity interest in any Subsidiary of any Target Subsidiary or obligating the Seller Entities, the Company, the Target Subsidiaries or any Subsidiary of any Target Subsidiary to issue or sell any equity interest in any Subsidiary of the Target Subsidiaries.
SECTION 3.04    No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained, all filings and notifications listed in Section 3.05 of the Disclosure Letter have been made, any applicable waiting period has expired or been terminated and except as may result from any facts or circumstances relating solely to the Purchaser or its Affiliates, and except as otherwise set forth in Section 3.04 of the Disclosure Letter, the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which it is a party by each of the Seller Entities do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Seller Entities, the Company or any of its Subsidiaries; (b) conflict with or violate in any respect any Law or Governmental Order applicable to the Seller Entities, the Company or any of its Subsidiaries or their Subsidiaries; or (c) conflict with, result in any breach of, constitute a default (or an event which, with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Material Contract.

SECTION 3.05    Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which it is a party by each of the Seller Entities do not and will not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to any Governmental Authority, other than (a) the premerger notification, waiting period, and clearance requirements under applicable Antitrust Laws; (b) as set forth in Section 3.05 of the Disclosure Letter; (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or delay the consummation by the Seller Entities of the transactions contemplated by this Agreement or any of the Ancillary Agreements; or (d) as are necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.
SECTION 3.06    Financial Information.
(a)    (i) The unaudited balance sheet of the US Parent Subsidiary and its Subsidiaries as of February 28, 2017 (the “Balance Sheet Date”) and (ii) the unaudited statement of income for the US Parent Subsidiary and its Subsidiaries for the year ended February 28, 2017 ((i) and (ii) collectively, the “US Financial Statements”) have been made available to the Purchaser.
(b)    (i) The unaudited balance sheet of the SA Company and its Subsidiaries as of the Balance Sheet Date and (ii) the unaudited statement of income for the SA Company and its Subsidiaries for the year ended February 28, 2017 ((i) and (ii) collectively, the “SA Financial Statements”; the US Financial Statements and the SA Financial Statements shall be collectively referred to as the “Financial Statements”) have been made available to the Purchaser.
(c)    The Financial Statements have been prepared (x) from the books and records of Parent, (y) in accordance with the Accounting Principles in accordance with IFRS consistently applied, and (z) on the basis described in (y), present fairly, in all material respects and in accordance with IFRS, the financial position of the Company and its Subsidiaries on a pre-tax basis as of its date and the results of the Company’s and its Subsidiaries’ operations on a pre-tax basis for the period covered thereby (subject to normal year-end audit adjustments which would not be expected to be material) and the absence of footnote disclosure and other presentation items that may be required by IFRS). The allocation of any expenses shared by the Company or its Subsidiaries and Parent’s other businesses was made on a reasonable basis, and such allocation is accurately reflected on the Financial Statements.
(d)    The Company and its Subsidiaries have established and maintain a standard system of internal accounting controls established and administered in accordance with IFRS and sufficient to provide reasonable assurances (i) that transactions of the Company and its Subsidiaries are being executed and made in accordance with general or specific, as appropriate, authorizations of management, and (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS.  None of the Seller Entities, the Company or its Subsidiaries, the Seller Entities’ independent auditors, any executive officer of the Seller Entities, the Company or any of its Subsidiaries, nor any director of the Seller Entities, Company or any of its Subsidiaries, has identified or been made aware during the past thirty-six (36) months of any fraud, whether or not material, that involves the Company’s or its Subsidiaries’ management or other current or former employees or directors of Company or its Subsidiaries, or any claim or allegation regarding any of the foregoing.

(e)    None of the Seller Entities, the Company or its Subsidiaries, any executive officer of the Seller Entities, the Company or its Subsidiaries nor any director of the Seller Entities, Company or its Subsidiaries has received any written complaint, allegation, assertion or claim, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Seller Entities, the Company or its Subsidiaries or their respective financial controls or any inaccuracy in the Financial Statements.
SECTION 3.07    Absence of Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of a nature that would be required to be reflected or reserved against in a balance sheet for the Company and its Subsidiaries under IFRS, other than liabilities or obligations (a) disclosed, reflected or reserved against in the Financial Statements or the notes thereto; (b) related to the Transaction Expenses or Change in Control Payments or (c) incurred since the Balance Sheet Date in the Ordinary Course.
SECTION 3.08    Absence of Certain Changes. Since the Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the Ordinary Course, and, since such date:
(a)    there has not occurred an event, occurrence or development that has had or would reasonably be expected to have a Material Adverse Effect as to the Company its Subsidiaries, taken as a whole;
(b)    none of the Seller Entities, the Company nor any of its Subsidiaries has made or entered into any Contract or letter of intent with respect to, or otherwise effected, any acquisition, sale, license, disposition or transfer of any asset of the Company or its Subsidiaries (other than sales of inventory and standard license agreements entered into with its customers in the Ordinary Course);
(c)    except in the Ordinary Course, there has not occurred any declaration, setting aside, or payment of a dividend or other distribution with respect to any securities of the Company, or any direct or indirect redemption, purchase or other acquisition by the Company of any of its securities, or any change in any rights, preferences, privileges or restrictions of any of its outstanding securities;
(d)    none of the Seller Entities, the Company nor any of its Subsidiaries have amended, renewed or terminated any Material Contract (other than in the Ordinary Course);
(e)    there has not occurred any amendment or change to the Company’s or any of its Subsidiaries’ certificate of incorporation or bylaws or other similar organizational documents;
(f)    there has not occurred any increase in or modification of the compensation or benefits payable or to become payable by the Company or its Subsidiaries to any directors, officers, employees or consultants of the Company or its Subsidiaries (other than increases in the Ordinary Course, pursuant to applicable Law, pursuant to employment or consulting agreements, collective bargaining agreements, works council agreements, company collective agreements and other similar agreements made available to the Purchaser, or for less than of $50,000 individually);

(g)    there have not occurred (i) any change in title, office or position, or reduction in the responsibilities of, or change in identity with respect to the management, supervisory or other key personnel of the Company or its Subsidiaries with the annual compensation in excess of $250,000, (ii) any terminations, suspensions or resignations with respect to the management, supervisory or other key personnel of the Company or its Subsidiaries with the annual compensation in excess of $250,000, (iii) any “mass layoff” or “plant closing” (as defined in WARN), or (iv) any other termination of employment of multiple employees or any labor dispute or claims of unfair labor practices involving the Company or its Subsidiaries which, taken in the aggregate, would, or would reasonably be expected to materially affect the business operations of the Company or any of its Subsidiaries;
(h)    no Plan has been adopted, amended or terminated, and no action has been taken pursuant to a Plan (or any employee benefit plans that would be a Plan if it were in existence as of the date of this Agreement) so as to increase or decrease the liabilities of the Company or its Subsidiaries with respect to such Plan, other than in the Ordinary Course, pursuant to applicable Law, or pursuant to collective bargaining agreements, works council agreements, company collective agreements and other similar agreements made available to the Purchaser;
(i)    neither the Company nor any of its Subsidiaries has incurred, created or assumed any Encumbrance (other than a Permitted Encumbrance) on any of their assets or properties, any liability for borrowed money or any liability as guarantor or surety with respect to the obligations of any other Person, in each case, other than in the Ordinary Course;
(j)    except in the Ordinary Course, neither the Company nor any of its Subsidiaries has cancelled or waived any liability in excess of $250,000 owed to them;
(k)    neither the Company nor any of its Subsidiaries has made any deferral of the payment of any accounts payable other than in the Ordinary Course, or given any discount, accommodation or other concession other than in the Ordinary Course, in order to accelerate or induce the collection of any receivable;
(l)    except in the Ordinary Course, neither the Company nor any of its Subsidiaries has made any material change in (i) the pricing of its products or services or (ii) in the manner in which they extend discounts, credits or warranties to customers or otherwise deals with their customers;
(m)    there has been no damage, destruction or loss, in each case for more than $250,000 individually and not covered by insurance, affecting the assets, properties or business of the Company or its Subsidiaries; and
(n)    there has not occurred any entry into any Contract by the Company or any of its Subsidiaries to do any of the things described in the preceding clauses (a) through (m) (other than negotiations and agreements with Purchaser and its Representatives regarding the transactions contemplated by this Agreement).

SECTION 3.09    Litigation. There is no Action by or against the Company or any of its Subsidiaries or affecting the Company or any of its Subsidiaries or any of their respective assets or properties or any of their respective directors or officers or employees (in their capacities as such) pending or threatened in writing which would reasonably be expected to result in monetary damages to be paid by the Company or any of its Subsidiaries in an amount greater than $250,000 individually or $1,000,000 in the aggregate. There is no (i) outstanding Governmental Order which adversely affects the Company or any of its Subsidiaries, or any of their respective assets or properties or any of their respective directors or officers or employees (in their capacities as such) or (ii) investigation by any Governmental Authority pending (to the Knowledge of the Seller Entities) or threatened in writing.
SECTION 3.10    Compliance with Laws. The Company and its Subsidiaries have currently and in the past complied with all Laws and Governmental Orders applicable to the Company or its Subsidiaries (other than any Laws for which the applicable statute of limitations has run) and neither the Company nor any of its Subsidiaries is in violation of any such Law or Governmental Order.
SECTION 3.11    Environmental Matters. The Company and each of its Subsidiaries are currently, and have been for the last three (3) years, in compliance with all applicable Environmental Laws and have obtained and have been, and are currently in compliance with all Environmental Permits. There are no written claims pursuant to any Environmental Law pending or threatened in writing, against the Company or any of its Subsidiaries.
SECTION 3.12    Intellectual Property.
(a)    A list of all Registered Owned Intellectual Property is set forth in Section 3.12 of the Disclosure Letter. There are no actions that, as of the date hereof, are required to be taken by the Seller Entities or any Subsidiary of Seller Entities within 60 days following the date of this Agreement with respect to any Registered Owned Intellectual Property to avoid prejudice thereto, or impairment or abandonment thereof. In each case where a patent or patent application, trademark registration or trademark application, service mark registration or service mark application, or copyright registration or copyright application included in the Owned Intellectual Property is held by assignment, the assignment has been duly recorded with the governmental authority from which the patent or registration issued or before which the application or application for registration is pending. All registration, maintenance and renewal fees currently due in connection with material Registered Owned Intellectual Property have been paid.
(b)    Lists of any Intellectual Property that is not Company Intellectual Property held by the Target Subsidiaries or Licensed Intellectual Property held by the Target Subsidiaries and which is necessary for the US Parent Subsidiary or the Target Subsidiaries to conduct the Business in the Target Markets in the Ordinary Course are set forth in Section 3.12 of the Disclosure Letter.
(c)    The Company and/or its Subsidiaries are the sole owner of all Owned Intellectual Property and holds all right, title and interest in and to all Owned Intellectual Property, free and clear of all Encumbrances except for Permitted Encumbrances. The Company and/or its Subsidiaries are the licensee of the Licensed Intellectual Property. The Owned Intellectual Property is in force and valid, or to the extent such items are applications of Registered Owned Intellectual Property, such applications are pending without challenge (other than office actions or other communications that may be pending before the United States Patent and Trademark Office or its foreign equivalents or other governmental authority).
(d)    (i) None of the products or services of the Company or its Subsidiaries infringes, misappropriates or otherwise violates the Intellectual Property rights of any third party and (ii) none of the products or services of the Company or its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party.
(e)    Neither the Company nor any of its Subsidiaries has received any opinion of counsel respecting whether any of the products or services of the Company or its Subsidiaries or the operation of the business of the Company or its Subsidiaries, as previously or currently conducted, infringes or misappropriates any Intellectual Property right of a third party.
(f)    There are no claims, actions, suits, investigations or proceedings pending or threatened in writing with respect to the Owned Intellectual Property.
(g)    The Company its Subsidiaries have each taken commercially reasonable steps to maintain the confidentiality of all trade secrets and proprietary and confidential information of the Company and its Subsidiaries the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof; and no such information has been disclosed other than to employees, representatives, agents, consultants of the Company and its Subsidiaries and third parties all of whom are bound by written confidentiality agreements. All current and former employees and any third party consultants who have participated in the conception or development of any Owned Intellectual Property have executed written agreements with the Company or its Subsidiaries that assign to the Company or its Subsidiaries all rights in such Owned Intellectual Property arising during their employment with the Company or any of its Subsidiaries and (in the case of employees) relating to the business of the Company or its Subsidiaries.
(h)    No government funding, facilities or resources of a university, college, other educational institution or research center was used in the development of any Owned Intellectual Property in such a way that a governmental authority, university, college, other educational institution or research center has any claim or right in or to any such Owned Intellectual Property. No current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property, has performed, in their personal capacity outside the scope of their employment or engagement with the Company or its Subsidiaries, services for the government, a university, college or other educational institution, or a research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any of its Subsidiaries.
(i)    No Person other than the Company and its Subsidiaries possesses any current or contingent ownership rights to any source code that is part of the Owned Intellectual Property.  Neither the Company, nor its Subsidiaries, nor any person then acting on their behalf, has disclosed or delivered any source code that is part of the Owned Intellectual Property to any person, other than to employees or consultants performing services for the Company or its Subsidiaries who are under a confidentiality obligation to the Company or its Subsidiaries, as applicable, with respect thereto.
(j)    Neither the Company nor any of its Subsidiaries has distributed, incorporated or otherwise used any free or open source software in a manner that would require that any of the proprietary software owned by the Company or its Subsidiaries and included in or comprising a product or service of the Company or its Subsidiaries: (i) be made available or distributed in source code form; (ii) be licensed for the purpose of making derivative works; (iii) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, except as required by applicable Law; or (iv) be redistributable at no charge. The Company and its Subsidiaries are in compliance with the terms and conditions of all licenses for free or open source software.
(k)    Neither the Company nor any of its Subsidiaries has entered into any contract to defend, indemnify or hold harmless any Person against any charge of infringement of any Intellectual Property.
(l)    None of the products or services of the Company and its Subsidiaries contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that have permitted unauthorized access, modification, disabling, or erasing of software, hardware or data (“Viruses”).  The Company and its Subsidiaries have taken commercially reasonable steps to prevent the introduction of Viruses into the products or services of the Company and its Subsidiaries.
SECTION 3.13    Title to Assets; Real Property.
(a)    The Company and its Subsidiaries have good and marketable fee simple title to the Owned Real Property free and clear of any Encumbrances except for the Permitted Encumbrances. There is no material violation of any law (including, without limitation, any building, planning or zoning law) relating to the Owned Real Property. The Seller Entities have made available to Purchaser all of the title insurance policies, title reports, surveys, certificates of occupancy, environmental reports and audits, appraisals, permits, other title documents and other documents in possession of the Seller Entities or its Subsidiaries and relating to or otherwise affecting the Owned Real Property, the operations of the Company or any of its Subsidiaries thereon or any other uses thereof. Either the Company or one of its Subsidiaries, as the case may be, is in peaceful and undisturbed possession of each parcel of Owned Real Property and there are no contractual or legal restrictions that preclude or restrict the ability to use the premises for the purposes for which they are currently being used. All existing water, sewer, steam, gas, electricity, telephone and other utilities required for the construction, use, occupancy, operation and maintenance of its Owned Real Property are adequate for the conduct of the Business as it has been and currently is conducted. There are no material latent defects or material adverse physical conditions affecting the Owned Real Property.
(b)    The address and legal description of the Owned Real Property as of the date hereof were made available to the Purchaser as set forth in Section 3.13(b) of the Disclosure Letter. Neither the Company nor any Target Subsidiary: (i) leases or grant any Person the right to use or occupy all or any part of the Owned Real Property; (ii) has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; or (iii) has received written notice of any pending or threatened in writing condemnation proceeding affecting any Owned Real Property or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein.
(c)    The Company and each of its Subsidiaries has good and valid title to, or a valid leasehold interest in, all personal property and other assets reflected in the Financial Statements or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the Ordinary Course since the Balance Sheet Date. All such properties and assets (including leasehold interests) are free and clear of Encumbrances except for the Permitted Encumbrances.
(d)    The street address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property were made available to the Purchaser. The Seller Entities have made available to the Purchaser as set forth in Section 3.13(d) of the Disclosure Letter, true and complete copies of the leases, in effect at the date hereof relating to the Leased Real Property; and there has not been any sublease or assignment entered into by the Company or any of its Subsidiaries in respect of the leases relating to the Leased Real Property.
SECTION 3.14    Employee Benefit Matters.
(a)    Copies of all US Plans have been made available to the Purchaser as set forth in Section 3.14(a) of the Disclosure Letter. Lists of all International Plans have been made available to the Purchaser as set forth in Section 3.14(a) of the Disclosure Letter. A list of each outstanding Vested SAR and unvested SAR denominated in shares of US Parent Subsidiary common stock that is held by an employee or consultant of the US Parent Subsidiary or any of the Target Subsidiaries and that is outstanding as of immediately prior to the Closing, including, as applicable: (i) the name of the award holder, (ii) the number of shares of Company common stock subject to the award, (iii) the date of grant, and (iv) the applicable vesting schedule has been made available to the Purchaser as set forth in Section 3.14(a) of the Disclosure Letter. For purposes of this Agreement, “Plans” means all compensation, severance, deferred compensation, performance awards, equity or equity-based awards, retirement, death, disability, medical, retention, change in control, vacation, fringe benefit and other plans, programs, and arrangements (including, but not limited to, plans described in Section 3(3) of ERISA), except for those plans, programs and arrangements that are required to be established, maintained and/or contributed to under applicable statutes, whether written or oral, that are either sponsored, maintained or contributed to or required to be contributed to by any of the Seller Entities (including the Company or its Subsidiaries) for the benefit of current or former employees, consultants, or directors of the Company or its Subsidiaries, or to which the Company or its Subsidiaries could reasonably be expected to have any material liability. Each such Plan covering current or former employees, consultants, or directors of the Company or its Subsidiaries located primarily within the United States is identified in Section 3.14(a)(i) of the Disclosure Letter as a “U.S. Plan” and each such Plan covering current or former employees, consultants, or directors of the Company or its Subsidiaries located primarily outside of the

United States is identified in Section 3.14(a)(ii) of the Disclosure Letter as an “International Plan”.
(b)    With respect to each Plan, the Seller Entities have made available to the Purchaser true and complete copies of: (i) any and all material plan texts and documents (or, if the Plan is not in writing, a written summary of the Plan); (ii) any and all outstanding summary plan descriptions and material modifications thereto; (iii) any related trust agreement, insurance contract or other funding arrangement, if applicable; (iv) the most recent annual report, if applicable; (v) the most recent financial statements, if applicable; (vi) the most recent favorable determination letter or opinion letter received from the Internal Revenue Service, if applicable; and (vii) any material correspondence with any Governmental Authority with oversight authority that was received in the prior four (4) years.
(c)    With respect to each Plan, (i) such Plan has been operated in accordance with its terms and complies with the requirements of applicable Law; (ii) the Company and each of its Subsidiaries, as applicable, has timely made all contributions and paid all benefits and premiums and otherwise performed all obligations required to be performed by it under, is not in default under or in violation of, and there is no default or violation by any party to, any Plan; and (iii) no Action is pending or threatened in writing with respect to any Plan (other than claims for benefits in the Ordinary Course) and no fact or event exists that could reasonably be expected to give rise to any such Action. Neither the US Parent Subsidiary nor any ERISA Affiliate is subject to any material liability or penalty under Title I or IV of ERISA, which could result in material liability to the Company, its Subsidiaries or the Purchaser.
(d)    Each U.S. Plan that is intended to be qualified under Section 401(a) of the Code (i) either has a favorable IRS determination letter or has been established pursuant to a preapproved prototype plan for which a favorable IRS opinion letter has been obtained, and (ii) nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the tax-qualified status of any such U.S. Plan under Section 401(a) of the Code.
(e)    The Plans pursuant to which (or a description of) any payments to any employee or former employee, officer, director, independent contractor or consultant of the Company or any of its Subsidiaries for any severance, change in control, accrued benefits or similar payment obligations will be or may become payable in connection with or as a result of the Transaction, including, without limitation, with respect to the Vested SARs and any such payments that result from actions taken by the Purchaser after the Closing (collectively, the “Change in Control Payments”) (except for any statutory severance, termination or notice pay obligations under local applicable Law) have been made available to the Purchaser as set forth in Section 3.14(e) of the Disclosure Letter. Other than the Change in Control Payments and any statutory severance, termination or notice pay obligations under local applicable Law, the consummation of the transactions contemplated by this Agreement will not (i) accelerate the time of payment, vesting or funding under any Plan, (ii) entitle any individual to, or increase the amount of compensation or benefits due to any individual under any Plan; (iii) accelerate the vesting of any options, RSUs or other equity interests; or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Plan. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.
(f)    Except to the extent limited by applicable Law, each Plan may be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material liability to Parent, the Company or any of its Subsidiaries other than ordinary administration expenses and payment of accrued benefits. However, neither the Company nor any of its Subsidiaries has any commitment to make material amendments to or to terminate any Plan (other than as is required by applicable law) or adopt any new plan that, if adopted, would be considered a material Plan.
(g)    Each Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulations issued thereunder.
(h)    The Company and each of its Subsidiaries complies in all material respects with the applicable requirements of the Patient Protection and Affordable Care Act, as amended, the continuation coverage provisions of Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and any similar state statutes with respect to each Plan that is a group health plan within the meaning of Section 5000(b)(1) of the Code or such state statute.
(i)    Neither the Company nor any ERISA Affiliate of the Company has maintained, established, sponsored, participated in, or contributed to any employee benefit plan that is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) or for which the Company or any of its Subsidiaries could incur liability under Section 4062, 4063 or 4064 of ERISA. None of the Plans (i) provides for medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any current or former employee, director, or consultant following termination of employment or service with the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries has promised to provide such benefits to any current or former employee, director or consultant (in each case, other than coverage mandated by COBRA or other applicable Law) or (ii) is subject to Title IV of ERISA.
(j)    Each International Plan (i) is being operated in compliance with its terms and applicable Law, (ii) if intended to qualify for special tax treatment, complies with all the requirements for such treatment and (iii) if required, to any extent, to be funded, book reserved or secured by an insurance policy, is fully funded, book reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles. From and after the Closing, Purchaser will receive the full benefit of any funds, accruals and reserves under the International Plans with respect to any Continuing Employee for use in accordance with the terms of the applicable plan and applicable Law.
SECTION 3.15    Employment and Labor Matters.
(a)    The Seller Entities have made available to Purchaser a true and correct list of (i) the name of each Employee and each such individual’s title, worksite, current base salary or wage rate, current annual bonus target or commission rate (if any), hire date, status as active or on leave (and, if on leave, the nature of the leave and the expected return date) and immigration status (if applicable), with such Employee’s name redacted if required by applicable Law and (ii) the name of each other individual directly providing services to the Company or its Subsidiaries at an annual compensation rate of $100,000 or more and each such individual’s service start date, worksite, approximate hours per week worked, primary service provided and current compensation rate.
(b)    (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining contract applicable to any Employee, (ii) there is no (and during the past four (4) years, there has been no) current labor strike, lockout arbitration, grievance, slowdown, stoppage, or organizational effort pending or threatened in writing against the Company or its Subsidiaries and (iii) to the Knowledge of the Seller Entities, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any Employee. Neither the Company nor any of its Subsidiaries is required to notify, consult with or obtain approval from any union, works council or similar body in order to consummate the transactions described herein.
(c)    Currently, and during the applicable statute of limitations period,
(i)    The Company and each of its Subsidiaries have been in compliance with all Laws related to the employment of labor, including without limitation those related to wages, hours, collective bargaining, employee safety and health, classification of employees as exempt or non-exempt, classification of service providers as employees or independent contractors, withholding, prohibited discrimination, equal employment, fair employment practices (including record keeping requirements), meal and rest periods, leaves, immigration and data privacy.
(ii)    The Company and its Subsidiaries (A) have withheld and properly reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees and other service providers, (B) are not liable for any arrears of wages, severance pay, taxes or penalties, and (C) are not liable for any payment to any trust or other fund for contributions or payments related to Employees or other service providers, (other than routine payments to be made in the Ordinary Course and consistent with past practice).
(iii)    There is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category that is threatened in writing or pending before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any Person.
(iv)    Neither the Company nor any of its Subsidiaries is a party to a conciliation agreement, consent decree or other agreement or order with any Governmental Authority with respect to employment practices or under investigation by any Governmental Authority with respect to employment practices.

(v)    There are no actions, suits, claims or administrative matters currently pending or threatened in writing, between the Company or any of its Subsidiaries, on the one hand, and any or all of their respective current or former Employees contractors or consultants, on the other hand, including without limitation any claims related to harassment or discrimination, wages or hours, breach of contract, wrongful termination, lay off, reduction in force, defamation, intentional or negligent infliction of emotional distress, interference with contract or interference with actual or prospective economic disadvantage, ownership of, or misappropriation of intellectual property agreement, or any other employment or labor matters whatsoever.
(vi)    There are no claims or actions against the Company or any of its Subsidiaries, or any trustee of the Company or any of its Subsidiaries pending or threatened in writing under any worker’s compensation policy, long-term disability plan or policy or similar policy.
(vii)    Neither the Company nor any of its Subsidiaries has misclassified any service provider as an independent contractor, consultant, temporary employee, volunteer, or any other servant or agent compensated other than through reportable wages as an employee of the Company or any of its Subsidiaries and no individual has been improperly excluded from any Plan.
(d)    There are no employment contracts or arrangements (other than (1) for Employees in the U.S., those terminable at will without material liability to the Company or its Subsidiaries, and (2) for Employees outside the U.S., those terminable without material liability to the Company or its Subsidiaries other than statutorily required severance, termination pay, notice period and/or notice pay obligations) with any Employees of the Company or its Subsidiaries. All employees and consultants of the Company and its Subsidiaries have signed the standard forms of offer letters, employment agreements, or consulting agreements of the Company or its Subsidiaries in the forms which have been made available to Purchaser.
(e)    The Company and its Subsidiaries are, and for the past four (4) years have been, in compliance with WARN, to the extent applicable. During the 90-day period immediately before the Closing, neither the Company nor any of its Subsidiaries has taken any action that (i) would reasonably be expected to cause Purchaser or any of its Affiliates to have any liability or other obligation following the Closing Date under WARN unless such liability or obligations are solely due to actions taken by Purchaser or any of its Affiliates in anticipation of, on, or after the Closing, (ii) would constitute a “mass layoff” or “plant closing” within the meaning of WARN or would otherwise trigger notice requirements or liability under WARN, or (iii) resulted in the termination of employment of 50 or more employees (or more than 10% of the employees in any country outside of the United States).
(f)    To the Knowledge of the Seller Entities, no Employee or consultant of the Company or any of its Subsidiaries is obligated under any Contract, or subject to any judgment, decree, or order of any court or administrative agency, that would interfere with such Person’s efforts to promote the interests of the Company or any of its Subsidiaries or that would interfere with their business.

SECTION 3.16    Taxes.
(a)    All Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account any extension of time to file granted or obtained). All Tax Returns of the Company or any of its Subsidiaries were, at the time of filing, true correct and complete. The Company and each of its Subsidiaries has timely paid all Taxes due and owing whether or not shown on any Tax Return including estimated Taxes. The Company and its Subsidiaries have properly accrued for Taxes owed but not yet paid.
(b)    No Tax deficiency has been asserted or assessed by a Governmental Authority in writing against the Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn. There are no Tax liens on any assets of the Company or any of its Subsidiaries (other than Permitted Encumbrances).
(c)    The Financial Statements reflect all liabilities for unpaid Taxes of the Company and its Subsidiaries for periods (or portions of periods) through the Balance Sheet Date. Neither the Company nor any of its Subsidiaries has any liability for unpaid Taxes accruing after the Balance Sheet Date, except for Taxes arising in the Ordinary Course subsequent to the Balance Sheet Date.
(d)    There is (i) no written claim for Taxes being asserted against the Company or any of its Subsidiaries and (ii) no pending audit of any Tax Return of the Company or any of its Subsidiaries being conducted by any Governmental Authority responsible for the imposition of any such Tax (domestic or foreign) (each, a “Tax Authority”). No claim has been made in writing by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries are or may be subject to taxation by that jurisdiction.
(e)    Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement (other than any such agreement entered into in the Ordinary Course or a debt agreement that does not relate primarily to Taxes) for which the Company or any of its Subsidiaries shall have any liability to a party thereto (other than the Company or any of its Subsidiaries) following the Closing Date.
(f)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax audit, assessment or deficiency.
(g)    During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(h)    Neither the Company nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of United States Treasury Regulations Section 1.6011-4(b)(2).
(i)    There are no Tax rulings, requests for rulings or closing agreements in effect or pending with any Taxing Authority relating to the Company or any of its Subsidiaries.
(j)    Neither the US Parent Subsidiary nor any of the Target Subsidiaries has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the

Code during the applicable period specified in Section 897(c)(1)(A)(ii) or a REIT as defined in section 1 of the Income Tax Act of the Republic of South Africa, No 58 of 1962.
(k)    Neither the Company nor any of its Subsidiaries has within the past three years been party to any transaction falling within the ambit of section 42 to section 47 of the Income Tax Act of the Republic of South Africa, No 58 of 1962.
SECTION 3.17    Material Contracts.
(a)    Copies of each of the following Contracts of the Company and its Subsidiaries (excluding purchase orders entered into in the Ordinary Course) in effect as of the date hereof (such Contracts, “Material Contracts”) have been made available to the Purchaser, unless otherwise provided below, as set forth in Section 3.17 of the Disclosure Letter:
(i)    any Contract with a Major Customer;
(ii)    any Contract with a Major Vendor;
(iii)    any Contract that involved the payment of or receipt by the Company or any of its Subsidiaries of an amount in the fiscal year ending February 28, 2017 which equals or exceeds five percent (5%) of the Company’s and its Subsidiaries’ aggregate revenue in the fiscal year ending February 28, 2017, or that is expected to result in the payment of such amount by the Company or its Subsidiaries in the fiscal year ending February 28, 2018;
(iv)    any Contract for the employment of any director or officer of the Company or its Subsidiaries excluding offer letters substantially consistent with the Company’s or the Target Subsidiaries’ standard form;
(v)    all Contracts relating to Indebtedness in an amount which equals or exceeds five percent (5%) of the Company’s and its Subsidiaries’ aggregate revenue in the fiscal year ending February 28, 2017;
(vi)    any Contract limiting the freedom of the Company or any of its Subsidiaries to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Intellectual Property, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal (other than those related to debt or equity), rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any of its Subsidiaries to operate, each of which has been made available to the Purchaser as set forth in Section 3.17 (a)(vi) of the Disclosure Letter;
(vii)    all Contracts with any Governmental Authority;
(viii)    all material Company IP Agreements, other than (A) non-disclosure agreements entered into in the Ordinary Course and (B) licenses to customers granted in the Ordinary Course;
(ix)    all Contracts that provide for future indemnification by the Company or any of its Subsidiaries of any Person or the assumption of any environmental or other liability of any Person, in each case, other than indemnification obligations entered into in the Ordinary Course;
(x)    all Contracts entered into during the past twenty-four (24) months that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(xi)    any Contracts to which the Company or any of its Subsidiaries is a party that provide for any joint venture, partnership or similar arrangement by the Company or any of its Subsidiaries;
(xii)    all collective bargaining agreements or Contracts with any union to which the Company or any of its Subsidiaries is a party;
(xiii)    any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person;
(xiv)    any Contract entered into since March 1, 2016 in connection with the settlement or resolution of any Actions involving or affecting the Company or any of its Subsidiaries and resulting in any individual payment of $250,000 or more;
(xv)    any Contract providing for future capital expenditures by the Company or any of its Subsidiaries in excess of $500,000 individually;
(xvi)    any Contract involving Leased Real Property to which the Company or any of its Subsidiaries is a party for which the annual rent is in excess of $250,000 individually;
(xvii)    any Contract for the lease or sublease of personal property providing for annual payments of $250,000 or more;
(xviii)    all material Contracts between or among the Company or any of its Subsidiaries, on the one hand, and the Seller Entities or any Affiliate of the Seller Entities (other than the Company and any of its Subsidiaries), on the other hand, other than Contracts described in Section 3.17(a); and
(xix)    any Contract with any of officer, director, employee or stockholder of the Seller Entities, Company or any of their Subsidiaries, or any member of their immediate families excluding Plans and agreements related to the Company’s equity that are disclosed in or pursuant to Section 3.03, each of which has been made available to the Purchaser as set forth in Section 3.17(a)(xix) of the Disclosure Letter.
(b)    Each Material Contract (i) as of the date of this Agreement, is valid and binding on the Company or the relevant Target Subsidiary, as the case may be, and is in full force and effect; and (ii) subject to any consents required pursuant to Section 3.04 of the Disclosure Letter, upon consummation of the transactions contemplated by this Agreement, shall continue in full force and effect without penalty or other adverse consequence. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is in breach of, or default under, any Material Contract to which it is a party.
SECTION 3.18    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company or any of its Subsidiaries, or the Purchaser in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller Entities.
SECTION 3.19    Condition and Sufficiency of Assets. The buildings, plants, structures, fixtures, machinery, equipment, and vehicles of the Company and its Subsidiaries are structurally sound, are in good operating condition and repair (subject to ordinary wear and tear), and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, fixtures, machinery, equipment, and vehicles is in need of maintenance or repairs except for ordinary, routine maintenance and other repairs that are not material to the Company and its Subsidiaries, taken as a whole. The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property currently owned or leased by the US Parent Subsidiary and the Target Subsidiaries, together with all other properties and assets of the US Parent Subsidiary and the Target Subsidiaries, are sufficient for the continued conduct of the Business in the Target Markets after the Closing, other than with respect to insurance, in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business as currently conducted in the Target Markets, other than with respect to insurance.
SECTION 3.20    International Trade Legal Requirements.
(a)    Neither the Company nor any of its Subsidiaries, nor any officer, director, agent, distributor, or representative of the Seller Entities, Company or any of its Subsidiaries has taken during the applicable statute of limitations period any action in such capacity(ies) in violation of, or which may cause the Company or any of its Subsidiaries to be in violation of, any applicable United States law governing imports into or exports from the United States in connection with the Company’s and its Subsidiaries’ products, including without limitation: any executive orders or regulations issued with respect to the laws referred to in this Section 3.20, the Arms Export Control Act (22 U.S.C.A. § 2278), the Export Administration Act (50 U.S.C. App. §§ 2401-2420), the International Traffic in Arms Regulations (22 C.F.R. § 120-130), the Export Administration Regulations (15 C.F.R. § 730 et seq.), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations. There has been no written or oral claim or charge made, investigation undertaken, violation found, or settlement of any enforcement action under any of the laws referred to in this Section 3.20(a) by any Governmental Authority with respect to matters arising under such Laws against the Company or its Subsidiaries, or any officer or director thereof in connection with their relationship with the Company or its Subsidiaries. The Company and its Subsidiaries maintain a standard compliance program appropriate, to promote and achieve compliance with the requirements of the aforementioned laws to the extent such Laws are applicable to them.

(b)    None of the Company or its Subsidiaries, or any director, officer, employee, or agent or representative of the Company or its Subsidiaries, has taken during the applicable statute of limitations period any action in furtherance of an offer, payment, promise to pay, or authorization of approval of the payment, giving or receipt of money, property, gifts or anything else of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action, or to any person in violation of any applicable anti-corruption laws; and (ii) the Company and each of its Subsidiaries has conducted their businesses in compliance with applicable anti-corruption laws and have instituted and maintained standard policies and procedures reasonably designed to promote and achieve compliance with such Laws.
(c)    The operations of the Company and its Subsidiaries are and have been conducted in compliance with all applicable financial recordkeeping and reporting requirements, including, to the extent applicable, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), and the applicable anti-money laundering statutes of jurisdictions where the Company conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or Governmental Authority or arbitrator involving the Company and its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or threatened in writing.
(d)    Neither the Company nor any director, officer, employee, agent, Subsidiary or Representative of the Company, is, a Person that is, or is owned or controlled by one or more Persons that are:
(i)    the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority, to the extent applicable to the Company and its Subsidiaries (collectively, “Sanctions”), or
(ii)    located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Sudan and Syria).
(e)    Neither the Company nor any of its Subsidiaries has during the applicable statute of limitations period engaged in, are not now engaged in, directly, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions, except as would not violate applicable Laws.

SECTION 3.21    Customers and Vendors. Section 3.21(a) of the Disclosure Letter sets forth the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole, and the ten (10) largest customers of the US Parent Subsidiary and the Target Subsidiaries, taken as a whole, (in each case, determined on the basis of aggregate revenues attributed to the Company and its Subsidiaries or to the US Parent Subsidiary and the Target Subsidiaries, as the case may be, over the four consecutive fiscal quarters ended February 28, 2017 (each a “Major Customer”). Section 3.21(b) of the Disclosure Letter sets forth the ten (10) largest vendors of the Company and its Subsidiaries, taken as a whole, and the ten (10) largest vendors of the US Parent Subsidiary and the Target Subsidiaries, taken as a whole, over the four consecutive fiscal quarters ended February 28, 2017 (each a “Major Vendor”).
SECTION 3.22    Insurance. The Company and the Target Subsidiaries maintain the policies of insurance and bonds, lists of which have been made available to the Purchaser as set forth in Section 3.22 of the Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. The name of the insurer under each such policy and bond, the type of policy or bond, the policy number, the coverage periods, the coverage amount and any applicable deductible as well all claims made under such policies and bonds during the last two fiscal years, have all been made available to the Purchaser as set forth in Section 3.22 of the Disclosure Letter. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid, and the Company and each Subsidiary is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, except for policies that have expired, or will have expired before the Closing Date, under their terms in the Ordinary Course, and there is no threatened termination of, or premium increase which has been threatened in writing with respect to, any of such policies.
SECTION 3.23    Data Privacy.
(a)    The Company and its Subsidiaries are in compliance with their published privacy policies and internal privacy policies and guidelines, contractual obligations and all applicable Laws relating to data privacy, data collection, data protection and data security and (ii) take and have implemented and maintain commercially reasonable administrative, technical and physical measures to ensure that personally identifiable information is protected against loss, damage, and unauthorized access, use, modification or other misuse.
(b)    There has been no material loss, damage or unauthorized access, use, unauthorized transmission, modification or other misuse of any personally identifiable information that was collected by or on behalf of the Company or any of its Subsidiaries or that is in the possession or control of the Company or any of its Subsidiaries, any of their employees or contractors or any other Person. The Company and its Subsidiaries have made all required disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, Governmental Authorities and other applicable Persons required by Laws related to data privacy, data collection, data protection and data security and have filed any required registrations with the applicable data protection authority.

(c)    The Company and its Subsidiaries have confidentiality agreements in place with all vendors or other Persons whose relationship with the Company or any of its Subsidiaries involves the collection, use, disclosure, storage or processing of material amounts of personally identifiable information on behalf of the Company or any of its Subsidiaries, which agreements require such Persons to protect such personally identifiable information in a manner materially consistent with the Company’s published privacy policies and internal privacy policies and which require such vendors to report any breach of security of such personally identifiable information promptly.
SECTION 3.24    Internal Reorganization.
(a)    As of immediately prior to the Closing, after giving effect to the Internal Reorganization, the ownership of the entities engaged in the Business shall be as set forth on Schedule A.
(b)    The Internal Reorganization will not (i) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Seller Entities, the Company or any of its Subsidiaries, (ii) conflict with or violate in any respect any Law or Governmental Order applicable to the Seller Entities, the Company or any of its Subsidiaries or their Subsidiaries, or (iii) except as set forth in Section 3.24(b) of the Disclosure Letter, conflict with, result in any breach of, constitute a default (or event which, with the giving of notice or lapse of time, or both would become a default) under, require any consent under, or give to others any right of termination, acceleration or cancellation of, any Material Contract.
(c)    The Internal Reorganization will not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to any Governmental Authority, other than as set forth in Section 3.24(c) of the Disclosure Letter.
(d)    As of the Closing Date, after giving effect to the Internal Reorganization and the Ancillary Agreements, (i) the US Parent Subsidiary and the Target Subsidiaries own or have the right to use all tangible and intangible assets, property, and rights which are (A) used primarily for the benefit of the Business in the Target Markets or (B) necessary for the conduct and continued operation of the Business in the Target Markets following Closing in substantially the same manner as conducted prior to the Closing, (ii) all employees and consultants who, as of immediately prior to Closing, spent 100% of their time providing service to the Business in the Target Markets, shall be employees or consultants of the US Parent Subsidiary, the Target Subsidiaries or any of their Affiliates, and not employees or consultants of any of the Seller Entities (excluding any employees and consultants whose service terminated at Closing) and (iii) either the US Parent Subsidiary or the Target Subsidiaries shall be parties to any Contract (x) used primarily for the benefit of the Business in the Target Markets or (y) necessary for the conduct and continued operation of the Business in the Target Markets following Closing in substantially the same manner as conducted prior to the Closing.
(e)    As a result of the Internal Reorganization, and as a result of the Transaction, Purchaser shall not assume and shall not be responsible to pay, perform or discharge any liability, obligations or commitments of any nature related to the assets owned by the Seller Entities or related to any Contracts of the Seller Entities or with respect to any employees or consultants of the Seller Entities unless, with respect to assets and Contracts, the assets or Contracts are used primarily for the benefit of the Business in the Target Markets.
(f)    All Taxes and other liabilities, expenses or other amounts incurred by the Company or the Target Subsidiaries in connection with the Internal Reorganization have been paid as of the Closing Date, or will be paid after Closing, by Seller and not by the Purchaser, the US Parent Subsidiary or the Target Subsidiaries. None of Purchaser, the US Parent Subsidiary and the Target Subsidiaries shall have liability after the Closing for any Taxes or other liabilities, expenses or other amounts related to the Internal Reorganization.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE PURCHASER
The Purchaser hereby represents and warrants to the Seller Entities as follows:
SECTION 4.01    Organization; Authority and Qualification of Purchaser. The Purchaser is: (a) a company duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has all necessary corporate power and authority to enter into this Agreement and each of the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby; and (b) duly licensed or qualified to do business and is in good standing (to the extent such concepts are recognized under applicable Law) in each jurisdiction in which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of the Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement and each of the Ancillary Agreements to which it is a party. The execution and delivery by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. The execution and delivery by the Purchaser of this Agreement and each Ancillary Agreement to which it is a party, the performance of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby do not require any action on the part of the shareholders of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser and (assuming due authorization, execution and delivery by the Seller Entities) this Agreement constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity). When each Ancillary Agreement to which the Purchaser is or will be a party has been duly executed and delivered by the Purchaser (assuming due authorization, execution, and delivery by each other party thereto), such Ancillary Agreement will constitute a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to the effect of any applicable bankruptcy, insolvency (including Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).
SECTION 4.02    No Conflict. Assuming that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained, all filings and notifications listed in Section 3.05 of the Disclosure Letter have been made, any applicable waiting period has expired or been terminated and except as may result from any facts or circumstances relating solely to the Seller Entities or its Affiliates, the execution, delivery and performance of this Agreement and each of the Ancillary Agreements to which it is a party by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser; or (b) conflict with or violate in any respect any Law or Governmental Order applicable to the Purchaser.
SECTION 4.03    Governmental Consents and Approvals. The execution, delivery and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party do not and will not require any consent, approval, authorization or other order or declaration of, action by, filing with or notification to, any Governmental Authority, other than (a) the premerger notification, waiting period, and clearance requirements under applicable Antitrust Laws; (b) as set forth in Section 3.05 of the Disclosure Letter; or (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser of the transactions contemplated by this Agreement or any of the Ancillary Agreements to which it is a party.
SECTION 4.04    Purchaser Common Stock. (a) Except as otherwise set forth in the Purchaser SEC Reports, there are no options, warrants, convertible securities or other rights, agreements or commitment relating to the capital stock of the Purchaser or obligating the Purchaser to issue or sell any shares of its capital stock.
(a)    There are no options, warrants convertible securities or other rights, agreements, arrangements or commitments relating to the equity interest in any of its Subsidiaries or obligating the Purchaser or any of its Subsidiaries to issue or sell any material equity interest in any of its Subsidiaries.
(b)    If there is no Cash Election, as of the Closing Date, the Purchaser Common Stock shall (i) be validly issued and outstanding, fully paid, nonassessable, free and clear of all Encumbrances other than the transfer and other restrictions set forth in the Investor Rights’ Agreement and pursuant to any State or federal securities Laws and (ii) represent at least ten percent (10%) of the issued and outstanding common stock of the Purchaser on a fully-diluted basis.
SECTION 4.05    Litigation. There is no Action by or against the Purchaser or any of its Affiliates pending or, to the knowledge of the Purchaser, threatened before any Governmental Authority, which would materially and adversely affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.
SECTION 4.06    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.
SECTION 4.07    Sufficiency of Funds. Purchaser has, and shall maintain through the Closing or earlier termination of this Agreement, sufficient funds to consummate the Transaction and the other transactions contemplated by this Agreement, and to perform its obligations under this Agreement.
SECTION 4.08    SEC Reports. Purchaser has filed all documents required to be filed by it with the U.S. Securities and Exchange Commission since December 1, 2014 (collectively, the “Purchaser SEC Reports”). The Purchaser SEC Reports, including the financial statements and exhibits and schedules contained therein, (a) at the time filed, complied (giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), and, in the case of registration statements, at the time of effectiveness, in all material respects with the applicable requirements of the Securities Act or the Securities Exchange Act of 1934, as amended, and (b) at the time they were filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), and, in the case of registration statements, at the time of effectiveness, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.
SECTION 4.09    Investment Purpose. Purchaser is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Purchaser acknowledges that the Shares are not registered under the Securities Act, or any State or federal securities Laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of, or pursuant to an applicable exemption therefrom and subject to State or federal securities Laws, as applicable. Purchaser is able to bear the economic risk of holding the Shares for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.
ARTICLE V

ADDITIONAL AGREEMENTS
SECTION 5.01    Conduct of Business Prior to the Closing. The Seller Entities covenant and agree that, except as described in Section 5.01 of the Disclosure Letter, as contemplated, permitted or required by this Agreement or any of the Ancillary Agreements, or as necessary to effect the Internal Reorganization, or as required, and permitted, by applicable Law, between the date hereof and the Closing, the Seller Entities shall cause the

Company and the Target Subsidiaries to each (i) conduct its business in the Ordinary Course; and (ii) use its commercially reasonable efforts to preserve intact its good relationships with customers, vendors, creditors, licensees, lessors, employees and other parties. Except as contemplated, permitted or required by this Agreement, the transactions contemplated hereby (including the Internal Reorganization), or as required, and permitted, by applicable Law, the Seller Entities covenant and agree that, between the date hereof and the Closing, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), neither the Company nor any of the Target Subsidiaries will do any of the following with respect to the Target Subsidiaries, or in connection with clause (b), (c), or (d) below, with respect to the Company and its Subsidiaries:
(a)    Charter Documents. Cause or permit any amendments to its certificate of incorporation or bylaws or equivalent organizational or governing documents, or otherwise take any action to exempt any person from any provision of its certificate of incorporation or bylaws or other similar organizational documents;
(b)    Dividends. (i) Split, combine, subdivide, amend the terms of or reclassify any shares of its capital stock, (ii) make, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in excess of $5,500,000 in the aggregate in respect of its capital stock or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Company or its Subsidiaries;
(c)    Liquidation. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(d)    Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any voting debt or capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities;
(e)    Material Contracts. Enter into any Contract that would constitute a Material Contract, or knowingly violate, terminate, amend, or otherwise modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts, in each case, other than in the Ordinary Course;
(f)    Employees; Consultants; Independent Contractors.
(i)    Hire any employee or consultant with an annual salary of $250,000 or greater;
(ii)    Terminate the employment, change the title, office or position, or materially reduce the responsibilities of the Key Employees;
(iii)    Other than in the Ordinary Course, (x) promote any officer or employee, (y) increase the compensation or benefits payable or to become payable to any of the directors, officers or Employees other than pursuant to applicable Laws, collective bargaining agreements, work council agreements, company collective agreements and other similar agreements made available to the Purchaser as set forth in Section 3.15 of the Disclosure Letter or (z) pay any bonuses to any of its directors, officers or Employees other than Change in Control Payments; or

(iv)    enter into any Contract with a labor union or collective bargaining agreement (unless required by applicable Law or pursuant to agreements set forth in Section 3.17(a)(xii) of the Disclosure Letter);
(g)    Loans and Investments.
(i)    Other than to any of the Target Subsidiaries, make any loans or advances (other than routine expense advances to employees or customer credits in the Ordinary Course) to, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any Indebtedness for borrowed money, or
(ii)    Incur any Indebtedness for borrowed money or guarantee any such Indebtedness, other than drawdowns under existing lines of credit for working capital purposes;
(h)    Intellectual Property.
(i)    Cancel, permit to lapse, abandon, fail to prosecute, or fail to renew or maintain any material Owned Intellectual Property, or disclose to any third party any material trade secret included in the Owned Intellectual Property in a way that results in loss of trade secret protection that is material to the operation of the Business; or
(ii)    License from any Person any rights to any material Licensed Intellectual Property, or transfer or license to any Person any rights to any material Owned Intellectual Property (other than under standard licensing services or other agreements in the Ordinary Course), or transfer or provide a copy of any source code to any Person;
(i)    Dispositions; Acquisitions.
(i)    Sell, lease, license or otherwise dispose of any of its properties or assets that are material to the Company taken as a whole or to the Target Subsidiaries as a group, other than sales and nonexclusive licenses in the Ordinary Course or sales for less than $250,000 individually or $1,000,000 in the aggregate individually, or enter into any Contract with respect to the foregoing; or
(ii)    acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, in the aggregate, to the Business, or, enter into any Contract with respect to a joint venture, strategic alliance or partnership, or make any material investment in any other Person either by purchase of stock or securities, contributions to capital, property transfers or purchase of property or assets of any Person;
(j)    Leases. Enter into any operating lease or similar transaction, other than in the Ordinary Course;
(k)    Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $250,000 individually, other than as set forth in the budget of fiscal year 2018 capital expenditures made available to the Purchaser;

(l)    Employee Benefit Plans. Adopt, amend, terminate or accelerate any rights under any Plan, except in each case as required under applicable Law, collective bargaining agreements, work council agreements, company collective agreements and other similar agreements made available to the Purchaser or as necessary to maintain the qualified status of such a plan under Sections 401 or 501 of the Code;
(m)    Lawsuits; Settlements.
(i)    Commence a lawsuit other than for the routine collection of bills or for a breach of this Agreement; or
(ii)    Settle or agree to settle any pending or threatened lawsuit or other dispute requiring a payment by the Company or the Target Subsidiaries, in excess of $500,000 individually;
(n)    Tax Matters. Make, change or revoke any Tax election, change any annual Tax accounting period, adopt or change any method of tax accounting, file any amended Tax Returns or claims for Tax refunds, enter into any closing agreement within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign law), request any Tax ruling from a Governmental Authority, surrender, settle, concede or compromise any Tax claim, audit or assessment, surrender or settle any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment or take or omit to take any other action, if any such action or omission would have the effect of increasing the Tax liability or reducing any Tax asset of the Company or any of the Target Subsidiaries;
(o)    Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (n) in this Section 5.01; or
(p)    Exclusions. For avoidance of doubt, nothing in this Section 5.01 is intended to give Purchaser the right to control or direct the operations of the Company or any of its Subsidiaries and their respective businesses prior to the Closing. Prior to the Closing, the Seller Entities shall have the right to (x) exercise, subject to this Section 5.01, complete control and supervision over the Company and its Subsidiaries and their respective businesses and (y) pay and discharge or cause to be paid and discharged all Transaction Expenses of the Seller Entities, the Company and its Subsidiaries.
SECTION 5.02    Access to Information. From the date hereof until the Closing, upon reasonable notice and in accordance with applicable Law, the Seller Entities shall use commercially reasonable efforts to cause the Company and its Subsidiaries to (i) afford the Purchaser and its authorized Representatives reasonable access to the offices, properties and books and records of the Company and its Subsidiaries; and (ii) furnish to the Purchaser and authorized Representatives of the Purchaser such additional financial and operating data and other information regarding the Company and its Subsidiaries (or copies thereof) as the Purchaser may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be conducted at the Purchaser’s expense, during normal business hours in such a manner as not to unduly interfere with the normal operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Agreement, the Seller Entities shall not be required to provide any access to, or disclose, any particular information to the Purchaser (i) to the extent such disclosure has not been authorized by the relevant customer (Seller Entities will use commercially reasonable efforts to obtain such authorizations) or (ii) if such disclosure of, or provision of access to, such particular information would, in the Seller Entities’ reasonable discretion, jeopardize any attorney-client privilege with respect to that particular information and, if so, Seller Entities shall identify to the Purchaser the Contract or information being withheld, or contravene any applicable Law; provided, that the parties shall use commercially reasonable efforts to agree on appropriate substitute arrangements to the extent available under the circumstances to minimize any such restrictions and prevent such violation or jeopardy.
SECTION 5.03    Confidentiality. The terms of the Non-Disclosure Agreement dated as of July 7, 2016 (the “Confidentiality Agreement”) between Purchaser and Parent are hereby incorporated herein by reference and shall continue in full force and effect and shall survive the Closing and remain in full force and effect until their expiration in accordance with the terms of the Confidentiality Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.
SECTION 5.04    No Solicitation; Standstill.
(a)    General Prohibitions. Until the earlier of the Closing Date and the date of termination of this Agreement pursuant to the provisions of Article VII, the Seller Entities will not take, and shall cause the Company and its Subsidiaries not to take, nor will the Seller Entities permit any of the Seller Entities, the Company’s or its Subsidiaries’ officers, directors, consultants, employees, shareholders, partners, members, attorneys, investment advisors, accountants, agents or other representatives (collectively, “Representatives”) to (directly or indirectly), take, any of the following actions with any Person other than Purchaser or any of its Affiliates and designees: (i) solicit, initiate, seek, or knowingly encourage, facilitate or induce the making, submission or announcement (except as to announcements required by applicable Law) of, any offer, indication of interest or proposal, whether oral, written, or otherwise, formal or informal, to, directly or indirectly, acquire the US Parent Subsidiary and the Target Subsidiaries or any portion of the US Parent Subsidiary and the Target Subsidiaries’ business, taken as a whole, whether by purchase of assets, exclusive license, purchase of stock, merger or other business combination, or otherwise (but excluding sales of assets and licenses made in the ordinary course of business) (any of the foregoing being a “Competing Transaction Proposal”), (ii) disclose (except disclosures which the Seller Entities are obliged to make under applicable stock exchange rules or the laws of any competent jurisdiction) to any Person, or discuss with any Person, any confidential information relating to the Company and the Target Subsidiaries that would reasonably be expected to encourage or result in the making of any Competing Transaction Proposal or in connection with any Competing Transaction Proposal, (iii) enter into, participate in, maintain or continue any communications or negotiations regarding any Competing Transaction Proposal, (iv) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Competing Transaction Proposal, or (v) enter into any letter of intent, contract or other agreement relating to, or otherwise agree to or consummate or effect, any Competing Transaction Proposal.
(b)    Notification of Superior Proposal. If any of the Seller Entities, the Company or its Subsidiaries, receives prior to the Closing Date or the termination of this Agreement pursuant to the provisions of Article VII, any Competing Transaction Proposal that the Seller Entities, believes constitutes, or could reasonably lead to, a Superior Proposal, it will immediately, and in any event, within 24 hours of such determination, inform Purchaser and provide Purchaser with notice thereof.  Such notice shall include the aggregate purchase price, the form of consideration and the material terms included in the Competing Transaction Proposal. The Seller Entities shall not, however, be required to provide other details of the terms of such Competing Transaction Proposal, including the identity of the entity or entities providing such Competing Transaction Proposal or the actual written Competing Transaction Proposal or other communication. The Seller Entities hereby covenant that the Company and its Subsidiaries and Affiliates will not enter into any agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company or its Subsidiaries and Affiliates from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.04.
(c)    Notwithstanding anything to the contrary contained in this Section 5.04 or elsewhere in this Agreement, in the event that any of the Seller Entities, the Company or its Subsidiaries, or any of their Representatives receives prior to receipt of the Parent Shareholder Approval, any unsolicited Competing Transaction Proposal, the Seller Entities, the Company and its Subsidiaries or any of their Representatives may then take, until the earlier of (i) receipt of Parent Shareholder Approval, (ii) 120 days following the date hereof and (iii) the date that is 30 days following the date of the initial meeting of the shareholders of Parent called for the purpose of considering the Transaction (the “Specified Date”) any of the actions described in Section 5.04(a)(ii) or 5.04(a)(iii) with the party submitting the Competing Transaction Proposal. In response to a Superior Proposal, on or prior to the Specified Date, the Seller Entities, the Company, its Subsidiaries or their Representatives may then take any of the actions described in Section 5.04(a)(iv) or Section 5.04(a)(v) (subject to the applicable provisions of Section 7.01(f) or (h) and Section 8.01(b)(i) of this Agreement).
(d)    Tender Offer Rules. Subject to the applicable provisions of Section 7.01(f) or (h) and Section 8.01(b)(i) of this Agreement, nothing contained in this Agreement shall prohibit Parent or the Parent Board from taking and disclosing to its shareholders a position contemplated by section 9.21(d) of the Listings Requirements.
(e)    Standstill. Until the earlier of the Closing Date and the date of termination of this Agreement pursuant to the provisions of Article VII, and thereafter so long as the Seller Entities or the Purchaser are in receipt of material non-public information about the other, the Seller Entities and the Purchaser shall not, and each shall cause the Company and its Subsidiaries and Representatives who are in possession of such material non-public information, to not, directly or indirectly, acquire (or propose or agree to acquire), of record or beneficially, by purchase or otherwise, any publicly traded debt securities or equity securities of Purchaser or the Seller Entities.

SECTION 5.05    Regulatory and Other Authorizations; Notices and Consents.
(a)    Each of the Purchaser and the Seller Entities shall, and shall cause each of its Affiliates to use commercially reasonable efforts to, (i) as promptly as practicable, obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement, and (ii) provide such other information to any Governmental Authority as such Governmental Authority may request in connection herewith. Each party hereto agrees to cooperate fully with the other party in seeking to obtain all such authorizations, consents, orders and approvals, and shall cause its respective Affiliates to, make its respective filing as promptly as practicable, if necessary, pursuant to the applicable Antitrust Laws and any other applicable trade regulation Law with respect to the transactions contemplated by this Agreement and to use commercially reasonable efforts to respond as promptly as practicable to any inquiries or requests received from the appropriate Governmental Authorities for additional information or documentation pursuant to the Applicable Antitrust Laws or other applicable trade regulation Law.
(b)    Without limiting the generality of the Purchaser’s or Seller’s undertaking pursuant to Section 5.05(a), the Purchaser and Seller shall, and shall cause each of their Affiliates to:
(i)    make appropriate filing of any required Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within fifteen (15) days after the date hereof;
(ii)    make all necessary filings, notifications and other submissions with respect to this Agreement and the transactions contemplated hereby under other applicable Antitrust Laws or trade regulation Laws where such filings, notifications or other submissions are required, as promptly as practicable; and
(iii)    use commercially reasonable efforts to do, or cause to be done, all things reasonably necessary, proper or advisable to avoid or eliminate each and every impediment under any applicable Antitrust Laws or other applicable trade regulation Law that may be asserted by any Governmental Authority or any other third party so as to enable the parties hereto to close the transactions contemplated hereby as promptly as practicable, and in any event prior to the Termination Date, but in no event shall the Purchaser’s obligation under this Section 5.05 require proposing, negotiating, committing to or effecting, by consent decree, hold separate orders, or otherwise, the sale, divestiture, license, lease, or disposition of its assets, properties or businesses or of the assets, properties or businesses to be acquired by it pursuant hereto, or the commencement or defense of litigation, or the entrance into such other arrangements, required to avoid the entry of, or the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding.
(c)    The Purchaser and the Seller Entities shall each make a determination, within five (5) Business Days after the date hereof, whether each desires that a filing with CFIUS be made with respect to the transactions contemplated by this Agreement. If any of the Purchaser or the Seller Entities wishes to make a filing with CFIUS with respect to the transactions contemplated by this Agreement, then the Purchaser and the Seller Entities shall jointly assemble all information necessary to complete, and shall submit or cause to be submitted: (i) promptly but in no event more than fifteen (15) Business Days after the date hereof, a draft joint voluntary notice of the transactions contemplated by this Agreement to CFIUS in accordance with Exon-Florio (the “Draft Voluntary Notice”) and (ii) promptly, but in no event more than five (5) Business Days after receipt of comments (either written or oral) from the CFIUS staff on the Draft Voluntary Notice (or as soon as possible after CFIUS staff confirms it has no comments to the Draft Voluntary Notice), a joint voluntary notice of the transactions contemplated by this Agreement to CFIUS in accordance with Exon-Florio (the “Joint Voluntary Notice”). The Seller Entities’ counsel shall take the lead in the drafting of the Draft Voluntary Notice and Joint Voluntary Notice; provided that neither the Draft Voluntary Notice nor the Joint Voluntary Notice shall be submitted to CFIUS without the mutual written consent of the Purchaser and the Seller Entities via their respective CFIUS legal counsel. Following submission of the Joint Voluntary Notice, each of the Purchaser and the Seller Entities shall cooperate (to the extent permitted by Law) and provide CFIUS with any additional or supplemental information requested by CFIUS regarding such party during the CFIUS review process as promptly as practicable, and in all cases within the amount of time allowed by CFIUS pursuant to Exon-Florio. Notwithstanding any other provision in this Agreement, the Seller Entities shall have no obligation to share with the Purchaser any personal identifier information (“PII”), as such term is defined under the Exon-Florio regulations, and shall separately submit such PII to CFIUS as set forth in the Exon-Florio regulations. No party shall communicate with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving the other party sufficient prior notice of such communication and, to the extent permitted by such Governmental Authority, the opportunity to review and comment on any proposed written communication (subject to the terms of this Section 5.05) and, with respect to any oral communication, to attend and/or participate in such conversation or meeting. The parties, in cooperation with each other, shall use commercially reasonable efforts to obtain the CFIUS Clearance, and without limiting the foregoing, the parties shall take all such reasonable actions and agree to such reasonable requirements or conditions to mitigate any national security concerns as may be requested or required by CFIUS in connection with, or as a condition of, the CFIUS Clearance; provided, however, that neither the Seller Entities nor the Purchaser shall be obligated to take any mitigation steps that would reasonably be expected to result in a Material Adverse Effect on the Seller Entities’ investment in the Purchaser Common Stock.
(d)    Except to the extent prohibited by applicable Laws, each party to this Agreement shall promptly notify the other party of any communication it or any of its Affiliates or any of their respective Representatives receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other party to review in advance (and to consider in good faith any comments made by the other party in relation to) any proposed substantive communication by such party to any Governmental Authority. Except to the extent prohibited by applicable Laws, neither of the parties to this Agreement shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Authority in respect of any filings, investigation (including any settlement of an investigation), or other inquiry related to the transactions contemplated by this Agreement unless it consults with the other party in advance and, unless prohibited by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting, telephone call or discussion. Each party hereto shall, and shall cause its Affiliates and its and their respective Representatives to, coordinate and cooperate fully with the other party hereto in exchanging such information, subject to applicable Laws and any applicable confidentiality restrictions, and providing such assistance as the other party hereto may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the applicable Antitrust Laws. The parties to this Agreement shall, and shall cause their respective Affiliates and their respective Representatives to, provide each other with copies of all substantive correspondence, filings or communications between them or any of their respective Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, however, that materials may be redacted (i) to remove references concerning the valuation of the Company and the Target Subsidiaries; (ii) as necessary to comply with contractual arrangements or applicable Laws; and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns; provided, further, that the parties may agree to the exchange of certain specified materials between outside counsel only.
(e)    To the extent the Circular is not finalized prior to the execution of this Agreement, the Purchaser shall:
(i)    promptly afford all co-operation and assistance and provide all such information as may be reasonably requested by the Seller Entities in relation to the preparation of the Circular, including access to, and ensuring reasonable assistance is provided by, its professional advisers; and
(ii)    promptly review and comment on any drafts and revised drafts of the Circular submitted to it by the Seller Entities.
SECTION 5.06    Further Action. The parties hereto shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement, including any assignment of, or entry into, any Contract required to effect the Internal Reorganization and the Contracts set forth in Section 5.01 of the Disclosure Letter, prior to or after the Closing.
SECTION 5.07    Third Party Consents; Notices; Termination.
(a)    The Seller Entities shall cause the Company to use commercially reasonable efforts, and Purchasers and its applicable Affiliates shall cooperate with the Seller Entities and the Company in order, to obtain prior to the Closing, and deliver to Purchaser at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Section 3.04 of the Disclosure Letter (and any Contract entered into after the date hereof that, would have been required to be listed or described on Section 3.04 of the Disclosure Letter if entered into prior to the date hereof).
(b)    The Seller Entities shall cause the Company and the Target Subsidiaries to give all notices and other information required to be given, prior to the Closing, to the employees of the Company and the Target Subsidiaries, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Law in connection with purchase of the Shares. Purchaser shall be responsible for giving any such notices required to be provided after the Closing.
(c)    Subject to Section 2.01 hereof, as of the Effective Date, the Purchaser shall assume the costs associated with the termination of any Contract entered into by any of the US Parent Subsidiary or the Target Subsidiaries, other than the Contracts listed on Schedules G and H, but including any Contract set forth on Schedule 5.07(c).
SECTION 5.08    Noncompetition; Nonsolicitation.
(a)During the Non-Compete Period, the Seller Entities and each of their Subsidiaries (for so long as they shall remain Subsidiaries of the Seller Entities) shall not, directly or indirectly, engage in any business or activity that competes with the Business as a partner, stockholder, consultant, joint venture, investor, lender or in any other capacity whatsoever (other than as a passive holder of not more than 3% of the total outstanding stock of any publicly held company or as a result of any acquisition, merger, combination or other transaction by the Seller Entities or their Subsidiaries at such time of any business which derives no more than 5% of its gross revenues from the Business) within or into the Target Markets.
(b)During the Non-Compete Period, the Seller Entities and each of their Subsidiaries (for so long as they shall remain Subsidiaries of the Seller Entities) shall not solicit, directly or indirectly, with respect to the Business (i) any Person who, at Closing, is a customer of the US Parent Subsidiary, the Target Subsidiaries or the Business in the Target Markets or (ii) any Person who was, in the twelve months preceding Closing, a customer of the US Parent Subsidiary, the Target Subsidiaries, or of the Business acquired hereunder, in the Target Markets (other than as a result of any acquisition, merger, combination or other transaction by the Seller Entities or any of their Subsidiaries at such time of any business which derives no more than 5% of its gross revenues from the Business).
(c)During the Non-Compete Period, the US Parent Subsidiary, the Target Subsidiaries and the Business acquired hereunder (for so long as they shall remain Subsidiaries of, or controlled by, the Purchaser) shall not solicit, directly or indirectly, (i) any Person who is a customer of the Seller Entities or their Subsidiaries outside of the Target Markets at Closing or (ii) any Person who was, in the twelve months preceding Closing, a customer of the Seller Entities or their Subsidiaries outside of the Target Markets (other than as a result of any acquisition, merger, combination or other transaction by the Purchaser or any of its Subsidiaries at such time of any business which derives no more than 5% of its gross revenues from the Business), and shall not cause Purchaser or any of its Subsidiaries or Affiliates to do, or assist Purchaser or any of its Subsidiaries or Affiliates in doing, or provide information to Purchaser or any of its Subsidiaries or Affiliates for the purpose of doing, any of the foregoing.
(d)During the Non-Solicit Period, the Seller Entities and each of their Subsidiaries (for so long as they shall remain Subsidiaries of the Seller Entities) shall not, directly or indirectly, solicit the employment of any Person who, at Closing, was an employee of the US Parent Subsidiary or any Target Subsidiary or the Business in the Target Markets, until such time as such individual has been separated from employment with the Purchaser or any of its Subsidiaries and successors for at least ninety (90) days.  The term “solicit the employment” shall not be deemed to include generalized searches for employees through media advertisements, employment firms or otherwise that are not focused on or directed to the applicable employees.
(e)During the Non-Solicit Period, the US Parent Subsidiary and the Target Subsidiaries and the Business acquired hereunder (for so long as they shall remain Subsidiaries of, or controlled by, the Purchaser) shall not, directly or indirectly, solicit the employment of any Person who was an employee of the Seller Entities or their Subsidiaries outside the Target Markets at Closing, until such time as such individual has been separated from employment with the Seller Entities or any of their Subsidiaries and successors for at least ninety (90) days; in addition, the US Parent Subsidiary and the Target Subsidiaries and the Business acquired hereunder (for so long as they shall remain Subsidiaries of, or controlled by, the Purchaser) shall not cause Purchaser or any of its Subsidiaries or Affiliates to do, or assist Purchaser or any of its Subsidiaries or Affiliates in doing, or provide information to Purchaser or any of its Subsidiaries or Affiliates for the purpose of doing, any of the foregoing.  The term “solicit the employment” shall not be deemed to include generalized searches for employees through media advertisements, employment firms or otherwise that are not focused on or directed to the applicable employees.
SECTION 5.09    Notification of Certain Matters. Each of the Seller Entities and Purchaser shall use commercially reasonable efforts to promptly notify the other of:
(a)    any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
(b)    to the extent permitted by Law, any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;
(c)    any Actions commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Purchaser, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;
(d)    any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any condition set forth in Article VI not to be satisfied; and
(e)    any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause any condition set forth in Article VI not to be satisfied;
provided, that the delivery of any notice pursuant to this Section 5.09 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 5.10    Certain Tax Matters Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such similar taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the sale of the Shares of (i) the US Parent Subsidiary to the Purchaser shall be borne and paid 50% by the Seller Entities and 50% by the Purchaser and (ii) the SA Company and the UK Subsidiary to the Purchaser shall be borne and paid 100% by the Seller Entities. The party responsible under applicable Law for submitting payment of such taxes to the applicable Tax Authority shall file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other similar taxes and fees. If required by applicable Law, the Purchaser, the Seller Entities, the Company or any of the Target Subsidiaries, as the case may be, shall join in the execution of any such Tax Returns and other documentation.
(b)    Preparation and Filing of Tax Returns. Parent shall prepare and timely file all Tax Returns of the US Parent Subsidiary, UK Subsidiary or any of their Subsidiaries for any taxable period ending on or before the Closing Date, which Tax Returns shall be prepared and filed in a manner consistent with the last previous similar Tax Return, unless otherwise required by applicable Law. None of the Purchaser or any of its Affiliates shall (or shall cause or permit any other Person to) amend, re-file or otherwise modify any Tax Return relating in whole or in part to the US Parent Subsidiary, UK Subsidiary or any of their Subsidiaries with respect to any taxable period ending on or before the Closing Date or make any Tax election that has retroactive effect to any taxable period ending on or before the Closing Date without the prior written consent of Parent, in its sole discretion.
SECTION 5.11    Access to Books and Records. After the Closing, Purchaser shall permit the Seller Entities to have reasonable access to and the right to make copies of Purchaser’s or the Company’s books, records and files and require US Parent Subsidiary and the Target Subsidiaries to provide all information to the extent reasonably necessary for use in the Seller Entities’ tax return preparation or tax compliance. Purchaser agrees to preserve and keep all of the books, records and files of the Target Subsidiaries relating to Taxes for a period of not less than five (5) years after the Closing Date, or for any longer period as may be required (i) by any Governmental Authority or (ii) by any Law. During such five year period, prior to disposing of any such information, Purchaser shall afford the Seller Entities a reasonable opportunity, at the Seller Entities’ cost and expense, to segregate, remove or copy such books, records and files as the Seller Entities may select to the extent reasonably necessary for such purposes.
SECTION 5.12    Employee Matters.
(a)    Purchaser agrees that subject to applicable Law, all individuals who are employees of the Company and the Target Subsidiaries as of immediately prior to the Closing who continue to be employed and who, by reason of the Transaction, become employees of Purchaser (or one of its Affiliates, including the Target Subsidiaries) immediately after the Closing, including the employees listed on Schedule C (the “Key Employees”, and all such continuing employees (whether or not Key Employees) the “Continuing Employees”) will, for the period beginning immediately after the Closing Date and ending on the date that is twelve (12) months after the Closing Date: (i) be provided with a base salary or standard hourly wage rate that is no less than the base salary or standard hourly wage rate provided to the Continuing

Employee immediately prior to the Closing Date, (ii) be eligible to earn bonuses and participate in incentive compensation plans with target amounts that are substantially similar to those in Purchaser’s incentive compensation plans for similarly situated employees, (iii) hold a title which is similar to that provided to similarly situated Purchaser employees, (iv) hold a position with substantially equivalent authority, duties and responsibilities as the position held by such individual immediately prior to the Closing Date and (v) be eligible to participate in the retirement, health, vacation and other similar employee benefit plans of Purchaser (or its applicable Affiliates) other than incentive compensation plans (the “Purchaser Benefit Plans”) that are generally made available to similarly situated Purchaser employees and subject to the terms and conditions of such plans; provided, however, that nothing in this Section 5.12 or elsewhere in this Agreement shall limit the right of Purchaser after the Closing to amend or terminate any such Purchaser Benefit Plan at any time to the extent permitted by applicable Laws.  To the extent Purchaser will make employment offers to employees of the Company and the Target Subsidiaries prior to the Closing, such offers shall comply with all requirements of applicable Laws. Further, Purchaser agrees that Purchaser shall be solely responsible for any costs arising from, related to or associated with the termination of, dismissal of, or resignation by any Employee due to such Employee’s non-acceptance or rejection of Purchaser’s employment offer or any other action or conduct of Purchaser.
(b)    With respect to the Purchaser Benefit Plans, to the extent made available to Continuing Employees and to the extent permitted under such Purchaser Benefit Plans and under applicable Law, credit for service accrued by Continuing Employees (and eligible dependents) for employment with the Company and the Target Subsidiaries prior to the Closing shall be recognized for purposes of eligibility, accrual of benefits and vesting under the Purchaser Benefit Plans, or any employee benefit plan or program or arrangement that may be established or maintained by Purchaser on or after the Closing Date (except to the extent necessary to prevent duplication of benefits).
(c)    Effective no later than the day immediately preceding the Closing Date, the Company shall terminate any Plan maintained by the Target Subsidiaries that Purchaser had requested to be terminated by providing a written notice to the Company at least five (5) days prior to the Closing Date. No later than the day immediately preceding the Closing Date, the Company shall provide Purchaser with evidence that such Plans have been terminated.
(d)    Nothing in this Section 5.12 or elsewhere in this Agreement shall constitute an amendment to, or be construed as amending, modifying or terminating any benefit plan, program, arrangement or agreement, or be construed to create a right in any employee of the Company or the Target Subsidiaries to employment with Purchaser or its Affiliates subject to the requirements of applicable Law and, subject to any other binding written agreement between an employee and Purchaser, the employment of each Continuing Employee shall be “at will” employment to the maximum extent permitted by Law. Notwithstanding anything in this Agreement to the contrary, no Continuing Employee or other employee of the Company or any of the Target Subsidiaries, or any beneficiary or dependent thereof, will be deemed to be a third-party beneficiary of this Section 5.12 or any other provision of this Agreement.

SECTION 5.13    Purchaser Common Stock. For the value received under this Agreement, UK Parent Subsidiary hereby agrees that for a period of twelve months after the date hereof, UK Parent Subsidiary shall not receive any ordinary cash dividends with respect to the Purchaser Common Stock received pursuant to this Agreement (if any); provided, however, that nothing herein shall limit UK Parent Subsidiary from receiving extraordinary or in-kind dividend distributions with respect to such Purchaser Common Stock (if any) during such twelve-month period.
ARTICLE VI

CONDITIONS TO CLOSING
SECTION 6.01    Conditions to the Obligations of Each Party. The respective obligations of each of Purchaser and the Seller Entities to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)    Shareholder Approval.  The Transaction shall have been approved by: (i) an ordinary resolution of the shareholders of the Parent in accordance with section 9.20 of the Listings Requirements; and (ii) if applicable, the stockholders of the UK Parent Subsidiary, in accordance with applicable Law.
(b)    Governmental Approvals. (i) Purchaser and the Seller Entities shall have obtained from each Governmental Authority, all material approvals, waivers, expiration or termination of any waiting period and consents, if any, required by law from a Governmental Authority of the U.S. (including CFIUS Clearance in the event a Joint Voluntary Notice is submitted), the United Kingdom or the Republic of South Africa for the consummation of the purchase of the Shares contemplated by this Agreement, that would prohibit the consummation of the transactions contemplated hereby; (ii) any waiting period (and any extension thereof) under the applicable Antitrust Laws of the U.S. and Canada and, to the extent required by the applicable Antitrust Laws, Brazil, the United Kingdom, Colombia and Mexico, shall have expired or been terminated; and (iii) any approval of the South African Reserve Bank in accordance with the Exchange Control Regulations which might be required for the implementation of the Transaction shall have been duly obtained.
(c)    No Order. No Governmental Authority shall have after the date hereof enacted, issued, promulgated, enforced or entered any Law or Governmental Order that prohibits or makes illegal the purchase of the Shares contemplated by this Agreement.
SECTION 6.02    Conditions to Obligations of the Seller Entities. The obligations of the Seller Entities to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)    Representations, Warranties and Covenants. (i) The representations and warranties of the Purchaser contained in this Agreement and the Ancillary Agreements shall be true and correct as though such representations and warranties had been made on and as of the Closing Date (except, to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct in the manner set forth as of such date) with only such exceptions as would not be material to the Purchaser and its Subsidiaries, taken as a whole (disregarding, for purposes hereof, all materiality qualifiers), (ii) the representations and warranties of the Purchaser contained in Section 4.04(c) shall be true and correct in all respects as of the Closing Date, and (iii) the covenants and agreements contained in this Agreement and the Ancillary Agreements to be complied with by the Purchaser on or before the Closing shall have been complied with in all material respects.
(b)    No Material Adverse Effect. There shall not have occurred any Material Adverse Effect to Purchaser’s business, financial condition or results of operations since the date of the Agreement which is continuing as of the Closing Date.
(c)    Supply Agreement. Purchaser have delivered an executed counterpart signature page to the Supply Agreement in substantially the form attached hereto as Exhibit A (the “Supply Agreement”).
(d)    Investor Rights’ Agreement. Only if there is no Cash Election, Purchaser shall have entered into the Investor Rights’ Agreement with the applicable Seller Entities in substantially the form attached hereto as Exhibit B (the “Investor Rights’ Agreement”).
(e)    Transition Services Agreement. Purchaser shall have entered into the Transition Services Agreement in substantially the form attached hereto as Exhibit C with such changes to Annex A thereto as mutually agreed by the parties thereto.
(f)    Cooperation Agreement. Purchaser shall have entered into the Cooperation Agreement in substantially the form attached hereto as Exhibit D, with such changes to Exhibit A thereto as mutually agreed by the parties thereto (the “Cooperation Agreement”).
(g)    Cloud Services Software Agreement. Purchaser shall have entered into the Cloud Services Software Agreement in substantially the form attached hereto as Exhibit E (the “Cloud Services Software Agreement”).
(h)    Side Letter. Purchaser shall have entered into the Side Letter in substantially the form attached hereto as Exhibit F (the “Side Letter”).
(i)    Master Real Estate License Agreement. Purchaser shall have delivered the relevant Master Real Estate License Agreements, duly executed by Purchaser’s applicable Affiliates in substantially the form attached hereto Exhibit G (the “Master Real Estate License Agreement”).
(j)    Trademark License Agreement. Purchaser shall have delivered the relevant Trademark License Agreement, duly executed by Purchaser or its applicable Affiliates in substantially the form attached hereto as Exhibit H (the “Trademark License Agreement”).
(k)    Third Party Consents. Seller shall have received evidence reasonably satisfactory to it that the consents and waivers set forth on Schedule E have been obtained and that such consents and waivers are in full force and effect.

(l)    Officer’s Certificate. Purchaser shall have delivered to the Seller Entities a certificate of a duly authorized officer of the Purchaser certifying as to the matters set forth in Section 6.02(a).
SECTION 6.03    Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:
(a)    Representations, Warranties and Covenants. (i) The representations and warranties of the Seller Entities contained in Section 3.01 (Organization, Authority and Qualification of the Seller Entities), Section 3.02 (Organization and Qualification of the Company; Subsidiaries), Section 3.03 (Capitalization; Ownership of Shares), Section 3.04 (No Conflict) and Section 3.18 (Brokers) shall be true and correct as though such representations and warranties had been made on and as of the Closing Date (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct as of such date) with only such exceptions as would not in the aggregate be material to the Company, taken as a whole, or the US Parent Subsidiary and the Target Subsidiaries, taken as a whole (disregarding, for purposes hereof, all materiality and Material Adverse Effect qualifiers contained therein, and disregarding the fact of the Internal Reorganization (but not disregarding any adverse consequences thereof)), (ii) the representations and warranties of the Seller Entities contained in Section 3.08(a) of this Agreement shall be true and correct in all respects as though such representations and warranties had been made on and as of the Closing Date, (iii) the other representations and warranties of the Seller Entities contained in this Agreement and the Ancillary Agreements shall be true and correct as though such representations and warranties had been made on and as of the Closing Date (except to the extent such representations and warranties are, by their terms, made as of a specific date, in which case such representations and warranties shall be true and correct as of such date) with only such exceptions as would not in the aggregate have a Material Adverse Effect on the Company, taken as a whole, or the US Parent Subsidiary and the Target Subsidiaries, taken as a whole, and (iv) the covenants and agreements contained in this Agreement and the Ancillary Agreements to be complied with by the Seller Entities on or before the Closing shall have been complied with in all material respects.
(b)    No Material Adverse Effect. There shall not have occurred any Material Adverse Effect to the Company and its Subsidiaries’ or the US Parent Subsidiary and the Target Subsidiaries’ business, financial condition or results of operations since the date of the Agreement which is continuing as of the Closing Date.
(c)    Resignations. Purchaser shall have received the resignations of those directors and officers of the US Parent Subsidiary and the Target Subsidiaries that the Purchaser has notified to Seller Entities, in writing, at least ten (10) Business Days prior to Closing, and such resignations shall be effective immediately upon the Closing.
(d)    Third Party Consents. Purchaser shall have received evidence reasonably satisfactory to it that the notices, consents and waivers set forth on Schedule F have been sent to or obtained, as applicable, and that such consents and waivers are in full force and effect.

(e)    Contract Termination. (i) Each of the intercompany Contracts listed or described on Schedule G shall have been terminated, and the Seller Entities shall have delivered to Purchaser documentation satisfactory to Purchaser of such termination. All intercompany debt and trading accounts owing to or owing by the Company or any of the Target Subsidiaries as of the Closing Date, which are listed or described on Schedule G as of February 28, 2017, shall have been settled and paid on or prior to Closing, with evidence thereof provided to the Purchaser, except for trading accounts with payment terms of net 60 days or less which shall be paid in the Ordinary Course.
(ii) Each of the commercial Contracts listed or described on Schedule H shall have been terminated or assigned to a Subsidiary other than the US Parent Subsidiary or any of the Target Subsidiaries as of the Closing Date.
(f)    Key Employees. At least eighty percent (80%) of the Key Employees shall be employed by the US Parent Subsidiary or the Target Subsidiaries on the Closing Date.
(g)    Financial Statements. Seller shall have delivered the audited or other financial statements of the Company and the Target Subsidiaries that may be required in connection with Purchaser’s reporting obligations to the Securities and Exchange Commission related to this Agreement or any of the transactions contemplated hereby to the extent requested by Purchaser in writing prior to the date hereof.
(h)    Supply Agreement. Each of the Seller Entities shall have delivered an executed counterpart signature page to the Supply Agreement.
(i)    Investor Rights’ Agreement. Only if there is no Cash Election, the applicable Seller Entities shall have delivered an executed counterpart signature page to the Investor Rights’ Agreement.
(j)    Transition Services Agreement. The applicable Seller Entities shall have delivered an executed counterpart signature page to the Transition Services Agreement.
(k)    Cooperation Agreement. The applicable Seller Entities shall have delivered an executed counterpart signature page to the Cooperation Agreement.
(l)    Cloud Services Software Agreement. The applicable Seller Entities shall have delivered an executed counterpart signature page to the Cloud Services Software Agreement.
(m)    Side Letter. The applicable Seller Entities shall have delivered an executed counterpart signature page to the Side Letter.
(n)    Master Real Estate License Agreement. Seller shall have delivered the relevant Master Real Estate License Agreements, duly executed by Seller’s applicable Affiliates.
(o)    Trademark License Agreement. Seller shall have delivered the relevant Trademark License Agreement, duly executed by Seller or its applicable Affiliates.
(p)    FIRPTA. Purchaser shall have received from the US Parent Subsidiary (i) a certificate complying with Treasury Regulation Section 1.897-2(h)(1)(i) that states that the

Shares of US Parent Subsidiary are not “United States real property interests” and (ii) the notification to the Internal Revenue Service required under Section 1.897-2(h)(2) of the Treasury Regulations.
(q)    Officer’s Certificate. The Seller Entities shall have delivered to the Purchaser a certificate signed by a duly authorized officer of each of Parent and Parent Subsidiary certifying as to the matters set forth in Section 6.03(a).
(r)    Seller Data Room. The Seller Entities shall have delivered to the Purchaser a CD of the Seller Data Room as of the date hereof, certified by its third party provider that it contains all documents of the Seller Data Room made accessible to the Purchaser as of the date hereof.
(s)    Internal Reorganization. The corporate and tax structure pertaining to the Internal Reorganization shall be complete and evidence thereof shall have been provided to the Purchaser.
(t)    Lender Consents. Purchaser shall have received evidence reasonably satisfactory to it that the consents, amendments, waivers or other modifications required in order to effect the Cash Election under the credit facilities described on Schedule I have been obtained and that such consents, amendments, waivers or other modifications are in full force and effect.

ARTICLE VII

TERMINATION
SECTION 7.01    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    by the mutual written consent of the Seller Entities and the Purchaser if their respective boards of directors approve the termination in advance;
(b)    by either the Seller Entities or the Purchaser if the Closing shall not have occurred by the date that is 150 days following the date hereof (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
(c)    by either the Seller Entities or the Purchaser in the event that there is (A) any Law that (i) makes the Transaction illegal or otherwise prohibited, or (B) any Governmental Order enjoins the Purchaser from purchasing the Shares or any Seller Entity from selling the Shares, as the case may be, and such Governmental Order or injunction shall have become final and nonappealable;
(d)    by Purchaser if a breach of any representation or warranty or failure to perform or comply with any covenant or agreement on the part of the Seller Entities set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.03(a) not to be satisfied, and (A) such condition is incapable of being satisfied by the earlier of (1) the Termination Date and (2) the date that is 30 days following receipt by the Seller Entities of written notice of such breach or failure or, (B) if curable, is not cured by the Seller Entities by the earlier of (1) the Termination Date and (2) the 30th day following receipt by the Seller Entities of written notice of such breach or failure; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 7.01(d), if, at the time of the delivery of such notice, Purchaser is in breach of its or their obligations under this Agreement such that the Seller Entities would also have a right to terminate the Agreement, but for the applicable cure provisions;
(e)    by the Seller Entities if a breach of any representation or warranty or failure to perform or comply with any covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred that would cause the condition set forth in Section 6.02(a) not to be satisfied, and (A) such condition is incapable of being satisfied by the earlier of (1) the Termination Date and (2) the date that is 30 days following receipt by the Purchaser of written notice of such breach or failure or, (B) if curable, is not cured by the Purchaser by the earlier of (1) the Termination Date and (2) the 30th day following receipt by the Purchaser of written notice of such breach or failure; provided, that the Seller Entities shall not have the right to terminate this Agreement pursuant to this Section 7.01(e), if, at the time of the delivery of such notice, the Seller Entities are in breach of their obligations under this Agreement such that the Purchaser would also have a right to terminate the Agreement, but for the applicable cure provisions;
(f)    notwithstanding the provisions of Section 5.04(d), by Purchaser if there has been an Adverse Recommendation Change, or the Seller Entities or any of their Subsidiaries, including the Company, or Representatives have willfully and materially breached their obligations set forth in Section 5.04(a);
(g)    by Purchaser if the Transaction is not approved by the stockholders of Parent or, if required, the Company;
(h)    by the Seller Entities in order to enter into a definitive agreement with respect to a Superior Proposal; provided, further, that the Seller Entities shall not have the right to terminate this Agreement pursuant to this Section 7.01(h), if the Seller Entities or any of their Subsidiaries, including the Company, or Representatives have intentionally breached their obligations set forth in Section 5.04(a);
(i)    by Purchaser if the condition set forth in Section 6.02(k) has not been satisfied or waived by Seller on or prior to the date that is ninety days following the date hereof;
(j)    by the Purchaser or the Seller Entities if, in the event a Joint Voluntary Notice is submitted, CFIUS Clearance is not obtained by the Termination Date; or
(k)    by the Seller Entities if the condition set forth in Section 6.03(t) has not been satisfied or waived by Purchaser on or prior to the date that is ninety days following the date hereof.

SECTION 7.02     Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that (a) Section 5.03, this Section 7.02 and Article VIII (the “Surviving Provisions”) shall survive any termination; and (b) nothing herein shall relieve any party hereto from liability for any intentional breach of this Agreement occurring prior to such termination.
ARTICLE VIII

GENERAL PROVISIONS
SECTION 8.01    Termination Fees; Expenses.
(a)    General. Except as otherwise specified in this Agreement, all Transaction Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be borne by the party incurring such costs and expenses (provided, however, that the Seller Entities will bear the Transaction Expenses of the Company and the Target Subsidiaries), whether or not the Closing shall have occurred and provided, further, that the US Parent Subsidiary and the Target Subsidiaries shall bear the Change in Control Payments, without any such payment resulting in any liability of any of the Seller Entities or decrease of the Aggregate Consideration.
(b)    Termination Fee.
(i)    In the event the Transaction is not consummated due to termination of the Agreement by the Purchaser pursuant to Section 7.01(f) or the Seller Entities pursuant to Section 7.01(h), then the Seller Entities shall pay to Purchaser in immediately available funds, $24.9 million, which represents 3% of the maximum Purchase Price payable hereunder, i.e., as of the date hereof, $830 million, concurrently with such termination.
(ii)    In the event the Transaction is not consummated due to termination of the Agreement by the Purchaser pursuant to Section 7.01(g) or Section 7.01(i), then the Seller Entities shall reimburse Purchaser for its Transaction Expenses in immediately available funds, which reimbursement amount shall not exceed $3.0 million in the aggregate, promptly upon demand (including reasonable documentation) following such termination.
(iii)    In the event the Transaction is not consummated due to the termination of the Agreement by the Purchaser pursuant to Section 7.01(f), 7.01(g), or 7.01(i), or by the Seller Entities pursuant to Section 7.01(h), the Purchaser hereby acknowledges and agrees that its sole and exclusive remedy with respect to any claims relating to this Agreement, other than claims of Fraud, shall be the payments to the Purchaser pursuant to clauses (i) or (ii) above.
(iv)    In the event the Transaction is not consummated due to termination of the Agreement by the Seller Entities pursuant to Section 7.01(k), then the Purchaser shall reimburse the Seller Entities for its Transaction Expenses in immediately available funds, which reimbursement amount shall not exceed $3.0 million in the aggregate, promptly upon demand (including reasonable documentation) following such termination.
SECTION 8.02    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered: (i) upon receipt if delivered personally; (ii) three (3) Business Days after it is sent by commercial overnight courier service; or (iii) upon transmission if sent via facsimile or email with confirmation of receipt to the parties at the following address (or at such other address for a party as shall be specified upon like notice):
(a)    if to the Seller Entities:
Datatec Limited
Ground Floor
Sandown Chambers
Sandown Village
16 Maude Street
Sandown, Johannesburg
Attn: Ivan Dittrich
Facsimile: +27 (0)11 233 3300
Email: ivan.dittrich@datatec.com

Datatec plc
110 Buckingham Avenue
Slough SL1 4PF UK
Attn: Ivan Dittrich
Facsimile: +27 (0)11 233 3300
Email: ivan.dittrich@datatec.com

with a copy (which shall not constitute effective notice) to:
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, NY 10020
Attn: Marjorie S. Adams, Esq.
Facsimile: 212-884-8517
Email: Marjorie.Adams@dlapiper.com
(b)    if to the Purchaser:
SYNNEX Corporation
44201 Nobel Drive
Fremont, California USA
Attn: Simon Leung, Senior Vice President, General Counsel and Corporate

Secretary
Email: SimonL@synnex.com
with a copy (which shall not constitute effective notice) to:
Pillsbury Winthrop Shaw Pittman, LLP
2550 Hanover St.
Palo Alto, CA 94304 USA
Attn: Allison Leopold Tilley
Facsimile: 650-233-4545
Email: allison@pillsburylaw.com

SECTION 8.03    Public Announcements. None of the parties to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other party unless such press release or public announcement is otherwise required by Law or applicable stock exchange regulation, in which case, the parties to this Agreement shall to the extent practicable, consult with each other as to the timing and contents of any such press release, public announcement or communication.
SECTION 8.04    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.
SECTION 8.05    Entire Agreement. This Agreement, the Disclosure Letter and the Confidentiality Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.
SECTION 8.06    Survival of Representations and Warranties; Pre-Closing Covenants. The representations and warranties of the Seller Entities contained herein and in any certificate or other writing delivered pursuant hereto and the covenants required to be fulfilled by the Seller Entities and Purchaser on or prior to the Closing shall not survive the Closing. The Purchaser acknowledges that, following the Closing, it will have no claims against the Seller Entities or any of their respective Affiliates based on the breach of such representations or covenants. In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, each party hereto has relied solely upon its own investigation and the express representations and warranties of the other parties hereto set forth in this Agreement and the Ancillary Agreements. Each party hereto acknowledges and agrees that no Person (including the other parties hereto): (a) has made any representation or warranty as to the other parties hereto, the Company or the Target Subsidiaries, or this Agreement, except as expressly set forth in this Agreement or in the Ancillary Agreements, (b) has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the other parties hereto, the Company, the Target Subsidiaries, or the transactions contemplated by this Agreement that is not expressly set forth in this Agreement or the Ancillary Agreements, and (c) will have or be subject to any liability to such party or any other Person resulting from the distribution to such party, or its use of, any information relating to the other parties hereto, the Company, or the Target Subsidiaries, including any information, confidential memoranda, documents, projections, forecasts, business plans or management presentations, except for the representations and warranties and covenants expressly set forth in this Agreement and in the Ancillary Agreements.
SECTION 8.07    Assignment. This Agreement may not be assigned by operation of Law or otherwise without the express written consent of the Seller Entities and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller Entities or the Purchaser), as the case may be, and any attempted assignment without such consent shall be null and void; provided that in the event the Purchaser intends to assign this Agreement to any Affiliate, the Seller Entities’ consent shall not be unreasonably withheld to the extent the Purchaser remains obligated to perform its obligations under this Agreement.
SECTION 8.08    Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller Entities and the Purchaser that expressly references the Section of this Agreement to be amended; or (b) by a waiver in accordance with Section 8.09.
SECTION 8.09    Waiver. Any party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant to this Agreement; or (c) waive compliance with any of the agreements of the other party or conditions to such obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.
SECTION 8.10    No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of, and be enforceable by, only the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.
SECTION 8.11    Specific Performance. The parties hereto acknowledge and agree that the parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any party hereto could not be adequately compensated by monetary damages alone and that the parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any party hereto may be entitled, at law or in equity (including monetary damages), such party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking. Without limiting the generality of the foregoing, the parties hereto agree that the Seller Entities shall be entitled to enforce specifically the Purchaser’s obligation to (i) consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and to pay the Purchase Price), if, subject to Article VII, the conditions set forth in Article VI have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived. The parties hereto agree that they will not contest the appropriateness of specific performance as a remedy. Notwithstanding anything to the contrary in the foregoing, the Purchaser hereby acknowledges and agrees that the only remedy available to it in the event the Transaction is not consummated due to termination of this Agreement by the Purchaser pursuant to Section 7.01(f) or 7.01(g) or by the Seller Entities pursuant to Section 7.01(h) shall be the payments to the Purchaser set forth in Section 8.01(b)(i) and (ii), as applicable.
SECTION 8.12    Governing Law; Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles. Each party to this Agreement irrevocably submits to the jurisdiction of the Court of Chancery of the State of Delaware located in New Castle County, Delaware (or solely if such courts decline jurisdiction in any federal court located in the State of Delaware) any Action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such Action may be heard and determined in such court. Each party to this Agreement hereby irrevocably waives, and agrees not to assert by way of motion, defense, counterclaim, or otherwise, the defense of an inconvenient forum to the maintenance of such Action. The parties to this Agreement further agree, (i) to the extent permitted by Law, that final and nonappealable judgment against any of them in any Action contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment and (ii) that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.02.
SECTION 8.13    Arbitration. If mutually agreed upon by the parties, any dispute arising out of or in connection with this Agreement or the breach thereof, including, but not limited to, any question regarding the existence, validity, performance, non-performance, interpretation or termination of the Agreement may be determined by arbitration in Delaware before a panel of three (3) arbitrators (the “Arbitration”). The Arbitration shall be submitted to the American Arbitration Association or its successor (collectively, the “AAA”) and administered by AAA pursuant to its Commercial Arbitration Rules and Mediation Procedures then in effect. The panel of three (3) arbitrators shall be selected as follows: (i) Purchaser and Parent shall each nominate an arbitrator and (ii) within ten (10) days thereof, the two (2) selected arbitrators shall confer in good faith and select a third arbitrator, with the third arbitrator serving as the chief arbitrator of the arbitration panel. Purchaser, on the one hand, and the Seller Entities, on the other hand, shall each advance one half of the arbitrators’ fees and administrative costs of the Arbitration. Judgment upon the award rendered by the arbitrators may be enforced by any court of competent jurisdiction.
SECTION 8.14    Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by its respective officer thereunto duly authorized.

SYNNEX CORPORATION

By: /s/ Kevin Murai
Name: Kevin Murai
Title: President & CEO

DATATEC LIMITED

By: /s/ Ivan Dittrich
Name: Ivan Dittrich
Title: CFO

DATATEC PLC

By: /s/ Ivan Dittrich
Name: Ivan Dittrich
Title: CFO